Exhibit 99.2

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
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STATUS OF RESOURCE DEVELOPMENT

AT THE BLUE MOUNTAIN GEOTHERMAL PROJECT,

HUMBOLDT COUNTY, NEVADA

for

NEVADA GEOTHERMAL POWER, INC.
Vancouver, British Columbia

by

GeothermEx, Inc.
Richmond, California
21 APRIL 2008

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
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CONTENTS

EXECUTIVE SUMMARY	v

1. PURPOSE AND SCOPE	1-1

2. MEGAWATT CAPACITY ESTIMATE	2-1

3. PRODUCTION WELL RESULTS	3-1

3.1 Testing Method	3-1

3.2 Production Testing Results	3-2

3.3 Interference Testing	3-4

4. INJECTION STRATEGY	4-1

TABLES

FIGURES

APPENDIX A: Downhole Summary Plots

APPENDIX B: Blue Mountain 23-14 Production Test Data

APPENDIX C: Blue Mountain 25-14 Production Test Data

APPENDIX D: Blue Mountain 26A-14 Production Test Data

APPENDIX E: Blue Mountain 44-14 Production Test data

APPENDIX F: Blue Mountain Interference Test Data, 18 December 2007 to 19 February 2008

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
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ILLUSTRATIONS

Table

1	Full-Diameter Wells, Blue Mountain Geothermal Project

2	Production Well Testing Results, Blue Mountain Geothermal Project

3	Interference Test Results, Blue Mountain Geothermal Project

Figure

1	Well location map, Blue Mountain field

2	Probabilistic Calculation of Potential MW Capacity, Blue Mountain, Nevada

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

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EXECUTIVE SUMMARY

On behalf of Nevada Geothermal Power, Inc. (NGP), GeothermEx has reviewed the status of resource development at NGP’s Blue Mountain geothermal project. NGP plans to build and operate a binary geothermal power plant at Blue Mountain with a megawatt (MW) capacity of 49.5 MWgross (38.8 MW net). The purpose of this report is to provide documentation about the geothermal resource for lenders who are considering construction financing for the project. This report focuses on three aspects of the Blue Mountain resource:

  The estimated MW capacity of the resource,
  The results of production well testing through March 2008, and
  The proposed injection strategy for the project.

As of the end of March 2008, NGP’s drilling at Blue Mountain has included fourteen temperature-gradient wells, two deep slim holes, and five full-diameter wells. Three of the full-diameter wells have demonstrated high productivity in well tests. Two of the full-diameter wells did not yield fluids in commercial quantities, though they confirmed favorable reservoir temperatures. A sixth full-diameter well is currently being drilled for injection.

To estimate the MW capacity of the Blue Mountain resource, GeothermEx has applied a probabilistic technique (Monte Carlo simulation) to the assessment of heat in place. Based on information gathered through deeper drilling and updated geochemical analysis, GeothermEx has revised its 2004 estimate of the MW capacity. The MW capacity of the Blue Mountain resource is now estimated to have a minimum value of 40 MW net (at 90% probability) and a most-likely value of 57 MW net (the modal value of the probability distribution).

The three successful production wells at Blue Mountain have each been flow tested for periods of 2 to 3 days. The tests, although short, have been sufficient to demonstrate the

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prolific nature of these wells. The three successful production wells are expected to yield net power output in excess of 7 MW net apiece, with a combined initial output of 22.2 MW net. This MW estimate takes into account the power usage of a production pump in each well, as well as an additional 20% parasitic load for each well’s proportionate share of the power to operate the binary power plant (including injection pumps, if needed).

NGP has identified several potential locations for injection to the west and north of the production wells. The identified injection locations are all at least one half mile from the nearest production well. This should provide adequate separation between injection and production, while still allowing for the possibility of pressure support from injection. The injection well locations are also planned to be slightly downhill from the power plant, to minimize the need for injection booster pumps.

NGP has budgeted for four injection wells to handle the output of the proposed binary plant, and they have included contingent funds of US$11 million for three more full-sized wells. In GeothermEx’s opinion, it is likely that 5 to 6 injectors will be required. NGP has planned a total of six production wells to be available at plant start-up. Since their most recent production well appears to have been unsuccessful, they will likely need to drill three more successful production wells to achieve the target plant capacity. Funds for two of these are included in the budget, and the cost of the third production well could be covered by the contingent funds. Considering the five full-diameter wells drilled for production through the end of March, NGP has achieved an effective average output of 4.4 MW net per well, including dry holes. NGP’s planned targets for the three remaining production wells are modest step-outs to the west and north of the three successful production wells, at locations considered to have good prospects for success. It is likely that these three production wells will average at least 5.6 MW net apiece, which would achieve the equivalent of 39 MW net. The US$11 million in contingency funds for three full-diameter wells appears to be sufficient for 1-2 injectors and 1 producer. Thus,

v

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NGP’s drilling budget (including contingency funds) appears adequate for the target output of 38.8 net MW.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
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1. PURPOSE AND SCOPE

On behalf of Nevada Geothermal Power, Inc. (NGP), GeothermEx has reviewed the status of resource development at NGP’s Blue Mountain geothermal project. NGP plans to build and operate a binary geothermal power plant at Blue Mountain with a MW capacity of 49.5 MWgross (38.8 MW net). The purpose of this report is to provide documentation about the geothermal resource for lenders who are considering construction financing for the project. This report focuses on three aspects of the Blue Mountain resource:

  The estimated MW capacity of the resource based on a probabilistic assessment of the heat in place.
  The results of production well testing through March 2008.
  The proposed injection strategy for the project.

GeothermEx has been providing technical assistance to NGP in the development of the Blue Mountain resource. In December 2004, we prepared a resource assessment based on the exploration drilling that had been accomplished at that time. That report included a summary of the early project development history, which is not repeated here. GeothermEx has provided drilling engineering and well test engineering services to NGP for wells drilled at Blue Mountain since 2006. The information in this report derives primarily from well tests that GeothermEx has designed and supervised, as well as additional data supplied by NGP (such as well locations and temperatures measured in temperature-gradient wells). GeothermEx has not independently verified the data supplied by NGP, but we believe it to be accurate, based on our familiarity with the project.

1-1

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As of the end of March 2008, NGP’s drilling at Blue Mountain has included fourteen temperature-gradient wells (to depths generally less than 1,000 feet), two deep slim holes (to depths greater than 2,000 feet), and five full-diameter wells (with measured depths ranging from 2,370 feet to 5,426 feet). Figure 1 shows the well locations in the field. The full-diameter wells are typically completed with 13-3/8-inch casing from the surface to approximately 2,000 feet, with un-lined 12-1/4-inch hole extending below the 13-3/8-inch casing to total depth. Table 1 summarizes the results of the full-diameter wells. Three of the full-diameter wells (23-14, 25-14, and 26A-14) have demonstrated high productivity in well tests. Two of the full-diameter wells (38-14 and 44-14) did not yield fluids in commercial quantities, though they confirmed favorable reservoir temperatures. Maximum measured temperatures have been 370 to 374°F in the three successful producers and 357 to 359°F in the two unsuccessful producers. All of the full-diameter wells have encountered artesian pressures, with static wellhead pressures in the range of 90 to 140 pounds per square inch (gauge) (psig). NGP has maintained a spacing of approximately 1,000 feet between the wells drilled for production. A sixth full-diameter well (58-15) is currently being drilled for injection about half a mile southwest of the cluster of the successful production wells.

Chapter 2 presents GeothermEx’s current estimate of the MW capacity of the resource based on heat in place. Chapter 3 summarizes well test results, with detailed test data and associated temperature-pressure surveys included in appendices to this report. Chapter 4 describes NGP’s injection strategy, including a discussion of proposed locations and the number of wells that are anticipated to be required (both producers and injectors) to support the proposed plant.

1-2

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2. MEGAWATT CAPACITY ESTIMATE

To estimate the MW capacity of the Blue Mountain resource, GeothermEx has applied a probabilistic technique (Monte Carlo simulation) to the assessment of heat in place. Our report of December 2004 included a detailed description of the methodology, which we have used successfully in numerous geothermal projects for over two decades. Briefly, the methodology estimates reasonable ranges of the parameters needed for a volumetric heat calculation (area, thickness, and average temperature), based on the best available field data and analogies to other projects in similar geologic environments. Ranges of heat recovery factors and plant performance parameters are also estimated, based on industry experience and current technology. The ranges of input parameters are then sampled statistically, and the calculation of an equivalent MW capacity is repeated thousands of times by computer, yielding an overall probability distribution. It is important to note that the presence of a certain amount of heat in place does not guarantee that this heat can be commercially extracted. Commercial operation depends on having wells with adequate permeability, which can only be demonstrated by drilling.

Since the December 2004 report, new information has become available that justifies revising the input parameters for the MW capacity estimate at Blue Mountain in two respects:

1.	Drilling since 2004 has confirmed a greater thickness of formation at potentially commercial temperatures. Appendix A presents temperature and pressure surveys from all the NGP wells and several of the mineral exploration wells that preceded them. Two deep wells (DB-2 and 38-14) have shown temperature reversals, but the lower portion of DB-2 re-establishes a positive thermal gradient, and 38-14 appears to approach an isothermal gradient on bottom. Bottom-hole temperatures in both these wells (268°F in DB-2 and 311°F in 38-14) are within a range that is potentially exploitable with current plant technology. Other deep wells (including

2-1

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23-14, 26A-14 and 44-14) show isothermal conditions or increasing temperatures on bottom. As of 2004, the minimum thickness for purposes of the MW capacity estimate was assumed to be 350 meters (1,150 feet). Given subsequent drilling results, a minimum thickness of 500 meters (1,640 feet) now appears warranted. The maximum thickness assumed in 2004 (1,500 meters, or 4,920 feet) is left unchanged; this assumption was based on comparisons with eleven other geothermal fields in similar geologic settings in the Basin and Range, and it is still considered valid as a maximum.

2.	Geochemical data obtained from well tests since 2004 has suggested higher temperatures for source fluids. A report by Thermochem in December 2006 estimated source-fluid temperatures of up to 240°C (464°F) based on cation geothermometry. GeothermEx has reviewed chemical analyses of several wells drilled since 2006, and our estimates of source-fluid temperatures are similar to those of Thermochem. Given the geochemical evidence, it appears appropriate for purposes of Monte Carlo simulation to increase the estimate of the maximum average temperature to 235° (versus our 2004 estimate of 220°C). Our estimate of the minimum average temperature (145°C, or 293°F) remains unchanged, considering the temperature reversals in the two deepest wells (DB-2 and 38-14), as well as the likelihood of lower temperatures on the margins of the system.

The other input parameters for the calculation of heat in place remain the same as in the 2004 GeothermEx report. Notably, our estimate of the area of the documented thermal anomaly (outlined with a thick, pink line in Figure 1) remains in the range of 2 to 3 square miles. Drilling since 2004 has occurred almost exclusively within this anomaly and has provided little justification for extending its boundaries. However, it should be noted that the limits of the thermal anomaly at Blue Mountain have not been clearly defined by peripheral wells, except to the northeast, where TG-2 shows a relatively low thermal gradient (3.5 °F per 100 feet). The proposed program of injection well-drilling

2-2

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(blue dots on Figure 1, plus the currently drilling 58-15) will provide significant new information along the western and northern sides of the system.

With the two modifications discussed above for the heat-in-place calculation (the increase in the minimum thickness and the maximum average reservoir temperature), GeothermEx has revised the MW capacity estimate for Blue Mountain. Figure 2 illustrates the result. Based on currently available data, the MW capacity of the reservoir is estimated to have a minimum value of 40 MW net (90% probability) and a most-likely value of 57 MW net (the modal value of the probability distribution).

2-3

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3. PRODUCTION WELL RESULTS

3.1 Testing Method

The successful production wells at Blue Mountain have each been flow tested for periods of 2 to 3 days using an 8-inch James tube, an atmospheric flash vessel, and a weir box to measure the rate of water discharge at atmospheric pressure. The relatively short test durations have been dictated by several factors, including limitations of sump capacity and potential for formation of calcium carbonate scale downhole under self-flowing conditions. (It is anticipated that, in actual operations, the wells will be pumped and produced fluids will be prevented from flashing down-hole, so calcium carbonate scaling will not be a problem). The tests, although short, have been sufficient to demonstrate the prolific nature of the successful producers. For each test, flowing temperature-pressure-spinner (TPS) surveys have been conducted to determine the downhole temperature at the flash point and to provide a cross-check on the enthalpy determination from the James tube technique. At the end of each well’s flow test, the pressure build-up has been recorded downhole, to allow calculation of formation properties, such as the permeability-thickness product (kh) and the skin factor. A Productivity Index (PI) has been calculated from a comparison of the flowing pressure below the flash point with the pressure recorded at the same elevation in a static temperature-pressure survey.

For two of the flow tests (26A-14 and 25-14), interference data have been measured by monitoring pressures with capillary tubing in four offsetting wells (23-14, 38-14, DB-1, and DB-2). This interference testing information has allowed an estimation of kh-values for the bulk formation (for comparison with kh-values from pressure build-ups after flow in individual producers). Further interference testing (planned for mid-summer 2008) will involve flowing two or more wells at once and injecting into one or more injection wells. This testing is expected to last several weeks and will include downhole scale inhibition in the producers to avoid build-up of calcium carbonate scale. The testing is

3-1

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
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also expected to include the use of tracers to investigate the degree of communication between injectors and producers. The longer-term interference testing is expected to help define how the reservoir will respond with multiple wells flowing and injecting, and it may affect the choice of well locations for the latter part of the development drilling program.

3.2 Production Testing Results

Test results for the three successful production wells (23-14, 25-14, and 26A-14) are summarized in Table 2. All three wells have shown high PI values (greater than 5 gallons per minute (gpm) per psi of pressure drawdown). The PI values and reservoir pressure data have been used to estimate the performance of the wells under pumped conditions, assuming conventional line-shaft pumps. The pump-flow calculations indicate that output of the wells under initial conditions will be governed by the capacity of the pumps, which have been assumed to be limited to 2,500 gpm. At this flow rate, the three successful production wells at Blue Mountain are expected to yield net power output in excess of 7 MW net apiece, with a combined initial output of 22.2 MW net. This MW estimate takes into account the power usage of the production pump itself, as well as an additional 20% parasitic load for each well’s proportionate share of the power to operate the binary power plant (including injection pumps, if needed). Detailed well testing data for wells 23-14, 25-14, and 26A-14 are included in Appendices B, C, and D, respectively, including:

  Field readings during flow tests
  Calculated flow rates and enthalpy values
  TPS logs showing fluid entry zones and flash points under flowing conditions
  Pressure build-up data and estimation of formation parameters (kh and skin) from Horner analysis
  Assumptions regarding estimates of productivity with downhole pumps
  Plots of estimated power output (gross and net) as a function of pump setting depth

3-2

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As a general comment on the flow test data, the flow rates and enthalpy values derived from downhole flowing temperatures (measured by TPS logs) appear more reliable for these wells than the James tube results. For instance, the James tube results for both 23-14 and 26A-14 yielded enthalpy values that were 40-50 BTU/lbm too high relative to values indicated by the downhole flowing temperatures. This may reflect some systemic bias in the James tube data; certainly the James-tube lip pressures were strongly affected by freezing conditions on certain tests (especially 26A-14 on 15-17 January 2008 and 25-14 on 27-29 January 2008).

Flow testing was also performed on the 44-14 well that completed drilling on 1 March 2008 (see Appendix E). In this case, the well flowed intermittently during the month of March, with periodic cycles of surging flow (“geysering”). A TPS log run on 27 March showed that flashing in the wellbore was occurring down to about 2,540 feet below ground level (GL) at a flow rate of about 200 gpm (in contrast to flash points in the range of 400 to 600 feet below GL for the other wells at much higher rates). The calculated PI was less than 0.5 gpm per psi of drawdown. At the low flow rates indicated by this test, even installation of a pump in 44-14 would not be expected to result in any net power output, due to heat losses in the upper part of the well. There is a possibility that near-wellbore formation damage from the drilling operation is contributing to poor performance of 44-14. Further testing is planned to assess whether the well would benefit from an acid stimulation.

No flow test data is available for well 38-14, the southern-most and the deepest of the full-diameter wells. This well was directionally drilled to the east. Although it shows artesian pressures and potentially commercial temperatures (maximum 359°F), the well flows no more than a few tens of gallons per minute. NGP is considering this well as a potential re-drill candidate.

3-3

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3.3 Interference Testing

The four wells in which downhole pressure were monitored from mid-December 2007 to mid-February 2008 all show clear pressure responses to changing flow rates at the two wells tested during this period (26A-14 and 25-14). Appendix F shows plots of these responses: one set of plots is labeled with letters corresponding to changes in flow rates; a second set shows a preliminary attempt to match the data using pressure-transient equations for radial flow in porous media. The matches for monitoring wells 23-14 and DB-2 are reasonably close to the measured data for the first period of flow of from 26A-14 and the subsequent build-up. However, later flow events are not very well matched by this analytical model: the measured data seem to take longer to rebound in pressure, and do not return to initial pressures even three weeks after the end of the last flow period. The matches for monitoring wells 38-14 and DB-1 are even less satisfying: the measured responses at 38-14 seem much more attenuated than the analytical model would predict, and the responses at DB-1 are actually the inverse of what one would expect (that is, when other wells were trending down in pressure, DB-1 was going up, and vice versa). The measured responses indicate that there is heterogeneity in the actual reservoir that is not captured by the simple analytical model. At a qualitative level, the immediacy of responses at the monitoring wells to changes in flow rates suggest locally high permeability, while the relatively slow speed of recovery of measured pressures to initial levels suggests some sort of boundary effect that slows recharge into the system.

The match to the first flow period of 26A-14 suggests bulk kh-values of the formation on the order of 40,000 millidarcy-feet for wells 23-14 and 38-14, and 25,000 millidarcy-feet for well DB-2 (Table 3). The data for DB-1 are not interpretable by this analytical model, so no kh-value is estimated for this well from the interference data. The interference matches to the other three wells appear to be consistent with the kh-value from the build-up analysis of 26A-14 (32,500 millidarcy-feet, see Table 2). At the same time, the very high kh-values from the build-up analyses of 23-14 and 25-15 (120,000

3-4

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millidarcy-feet and 140,800 millidarcy-feet, respectively) are consistent with the qualitative interpretation discussed above, that is, a local high-permeability region within a larger system of lower permeability. The multi-well test program planned for the summer of 2008 is intended to better define how this system will respond to several wells flowing simultaneously for longer periods of time, including the potentially pressure-supporting effects of injection.

3-5

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4. INJECTION STRATEGY

NGP has identified several potential locations for injection to the west and north of the production wells drilled to date (Figure 1). The first of these injection wells (58-15) is currently drilling. The identified injection locations are all at least one half mile from the nearest production well (existing or planned). This should allow adequate separation between injection and production, while still allowing for the possibility of pressure support from injection. The injection well locations are also planned to be slightly downhill from the power plant, to minimize the need for injection booster pumps.

NGP has budgeted for four injection wells to handle the output of the proposed binary plant, and they have included contingent funds that would allow for drilling more injection wells if needed. They have planned a total of six production wells at plant start-up. The ratio of injectors to producers at binary geothermal plants in the Basin and Range has historically averaged about 0.9, though the range of this ratio can be quite variable (anywhere from 0.6 at Steamboat Hot Springs to 1.3 at Brady’s). Based on this comparative information, and given NGP’s assumption of 6 active production wells, it is likely that 5 to 6 injectors will be required at Blue Mountain.

NGP had planned to drill 6 to 8 more wells after 44-14 (2 producers, 4 injectors, and 2 contingent wells). Given that well 44-14 appears to be non-productive, NGP has increased its drilling contingency to US$11 million, to cover the need for a third producer and the possibility of 1 to 2 more injectors. Considering the five full-diameter wells drilled for production through the end of March, NGP has achieved an effective average output of 4.4 MW net per well, including dry holes. Recent temperature-gradient drilling (TG-16, -17, and -18) has confirmed the presence of encouraging thermal gradients in the northwestern portion of the thermal anomaly (see Appendix A), and NGP’s planned targets for the next two production wells (14-14 and 21-14, see Figure 1) are modest step-outs to the west and north of the three successful production wells, at locations

4-1

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considered to have good prospects for success. The location of the third production well has not been finalized, but NGP anticipates it will also be to the west or north of existing producers, maintaining the spacing of approximately 1,000 feet for producers and an offset of about one-half mile between producers and injectors. It is likely that the three remaining production wells to be drilled will average at least 5.6 MW net apiece, which would take the project from the currently tested capacity of 22.2 MW net to a total of 39 MW net. The US$11 million in contingency funds for three full-diameter wells appears to be sufficient for 1-2 injectors and 1 producer, which would bring the project to a total of 6 producers and 5-6 injectors. Thus, NGP’s drilling budget (including contingency funds) appears adequate for the target output of 38.8 net MW.

4-2

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TABLES

Table 1: Full-Diameter Wells, Blue Mountain Geothermal Project

Well				Measured		Maximum
				Depth	Completion	Temperature
		Drilled For	Result	(feet)	Date	(°F)	Comment

23-14		Production	Successful	3,415	16 Sep 2007	370.5

25-14		Production	Successful	2,370	14 Jan 2008	374.0

26A-	14	Production	Successful	2,815	13 Sep 2006	371.0
							Negligible flow.
38-14		Production	Unsuccessful	5,426	6 Jul 2007	359.0	Possible candidate for re-drill.
							Geysering flow, about 200 gpm.
44-14		Production	Unsuccessful	3,600	1 Mar 2008	357.8	Possible candiate for acid job.
							Drilling at >2,850 feet
58-15		Injection	Drilling	NA	NA	NA	as of 13 April 2008

2008 GeothermEx, Inc.

Table 2: Production Well Testing Results, Blue Mountain Geothermal Project

					Permeability-
					Thickness		Anticipated
		Measured		Productivity	Product (kh)		Initial
		Depth		Index (PI)	(millidarcy-	Skin	Pumped	Equivalent
Well		(feet)	Testing Date(s)	(gpm/psi)	feet)	Factor	Rate (gpm)	Net MW

23-14		3,415	26-28 Sep 2007	7.1	120,000	+16	2,500	7.5

25-14		2,370	27-29 Jan 2008	7.3	140,800	+3.9	2,500	7.5
			29 Sep - 2 Oct 2006
			19-20 Dec 2007
26A-	14	2,815	15-17 Jan 2008	5.8	32,500	- 8	2,500	7.2

Total								22.2

2008 GeothermEx, Inc.

Table 3: Interference Testing Results, Blue Mountain Geothermal Project

		Depth of	Approximate	Approximate
		Pressure-Monitoring	Elevation of	Permeability-
	Measured	Chamber	Pressure-Monitoring	Thickness
	Depth	(feet below	Chamber	Product (kh)
Well	(feet)	ground level)	(feet above sea level)	(millidarcy-feet)

23-14	3,415	1,914	2,400	40,000

38-14	2,370	2,204	1,900	40,000

DB-1	2,815	1,150	3,200	?

DB-2	5,000	1,665	2,900	25,000

2008 GeothermEx, Inc.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
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FIGURES

TG-1
TG-2
13-11
34-11
TG-3
BLM
10
77668
55-10
NLRC
11
189093
BLM
12
77668
TG-18
TG-4
TG-17
51-15
TG-16
21-14
TG-5
TG-7
23-14
44-14
14-14
DB-2
BNSF
15
187556
25-14
RLF Nev. Prop.
13
189093
55-15
TG-13
BLM
14
58196
26A-14
WW-5
TG-14A
38-14
DB-1
58-15
BM-58
TG-9
BM-92
1750
83-22
BLM
22
77668
BNSF
23
187556
BLM
24
77669
TG-12
BM-89
BM-90
DeLong
27
BLM
26
NLRC
25
LEGEND
Thermal anomaly area
Existing producer
Currently drilling injector
Deep slim hole (> 2000 ft)
Temperature-gradient well / Water well
Proposed producer
Proposed injector
Unsuccessful producer
Potential injector

Figure 1: Well location map, Blue Mountain field

GeothermEx
GEOTHERMAL EXPLORATION DEVELOPMENT AND OPERATIONS

DATE: 02 APR 2008
DRAWN: JWM | APP.: JWL

SUMMARY OF INPUT PARAMETERS

Variable Parameters	Minimum	Most Likely	Maximum
Reservoir Area (sq. mi.)	2.0		3.0
Reservoir Thickness (m)	500		1,500
Rock Porosity	0.03		0.07
Reservoir Temperature (°C)	145		235
Recovery Factor	0.10		0.20

Fixed Parameters
Rock Volumetric Heat Capacity	2,680	kJ/cu. m°C
Rejection Temperature	12	°C
Utilization Factor	0.45
Plant Capacity Facto	0.95
Power Plant Life	20	years

RESULTS

Statistics
	Net MW	MW/sq. mi.	Recovery Efficiency
Mean	80	32.2	1.50%
Std. Deviation	36	14.0	0.33%
Minimum (90% prob.)	40	16.4	1.08%
Most-likely (Modal)	57	26.3	1.47%

Figure 2: Probabilistic Calculation of Potential MW Capacity Blue Mountain, Nevada

GeothermEx, Inc.	4/11/2008 10:41	PM

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX A

Downhole Summary Plots

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well 23-14

KB (30ft)
Temperature (deg F)
0
100
200
300
400
500
4322
4000
3000
2000
1000
0
-1000
Elevation (feet)
20" casing
13-3/8" casing
9-5/8" casing
0
1000
2000
3000
3415
Measured Depth (feet)
Completion date: Sep 16, 2007
T P
2007 Sept 26 Static (down run)
2007 Sept 26 Static (up run)
2007 Sept 28 Flowing (down run 100fpm)
2007 Sept 28 Flowing (up run 100fpm)
2007 Sept 28 Flowing (down run 50fpm)
2007 Sept 28 Flowing (up run 50fpm)
2007 Sept 28 Flowing (down run 150fpm)
2007 Sept 28 Static (up run 100fpm)
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

10-05-2007 092607.s01

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well 25-14
KB (30ft)
Temperature (deg F)
0
100
200
300
400
500
4322
4000
3000
2000
1000
0
-1000
Elevation (feet)
13-3/8" casing
0
1000
2000
2370
Measured Depth (feet)
Completion date: Jan 14, 2008
T P
2008 Jan 16 shut-in (down run)
2008 Jan 16 shut-in (up run)
2008 Jan 29 flowing
0
500
1000
1500
2000
2500
Pressure (psig)
GeothermEx, Inc.
04-09-2008 B080116D.txt

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well 26A-14

Temperature (deg F)
0
100
200
300
400
500
4287
4000
3000
2000
1000
0
-1000
Elevation (feet)
20" casing
13-3/8" cemented casing
0
1000
2000
2815
Measured Depth (feet)
Completion date: September 13, 2006
T P
2006 Sept 08 static (down run)
2006 Sept 08 (up run)
2006 Sept 09 static (down run)
2006 Sept 10 post rig test (down run)
2006 Sept 10 (up run)
2007 July 26 static
2007 Sept 26 static (down run)
2007 Sept 26 static (up run)
2007 Dec 17 static (NGP Kuster)
2007 Dec 20 flowing (NGP Kuster)
2008 Jan 17 flowing (down run)
2008 Jan 17 static (up run) - 9.5 hrs after shut-in
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

04-15-2008 B060908D.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well 38-14

Temperature (deg F)
0
100
200
300
400
500
4269
4000
3000
2000
1000
0
-1000
Elevation (feet)
20" casing
13-3/8" casing
0
1000
2000
3000
4000
5000
5426
Measured Depth (feet)
Completion date: Jul 6, 2007
T P
2007 July 26 static
2007 Sept 5
2007 Sept 28 static (down run)
2007 Sept 28 static (up run)
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

10-05-2007 TP070726.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well 44-14
Temperature (deg F)
KB (30ft)
13-3/8" casing
Elevation (feet)
Measured Depth (feet)
Pressure (psia)
Completion date: 1 Mar 2008
T P
2008 Feb 26 flowing (down run)
2008 Feb 26 flowing (up run)
2008 Mar 27 flowing (down run)
2008 Mar 27 static (up run)
GeothermEx, Inc.
04-09-2008 B080226D.csv

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well DB-1

Temperature (deg F)
0
100
200
300
400
500
4362
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
MRT
CTDL
WELACO
2004 May 23
2004 Nov
2005 May 15
2005 Jul 30
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 DB-1MRT.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well DB-2

Temperature (deg F)
0
100
200
300
400
500
casing
10"
4-1/2" casing
4616
4000
3000
2000
1000
0
-1000
Elevation (feet)
total loss zone
total loss zone
Measured Depth (feet)
1000
2000
3000
4000
5000
6000
Pressure (psig)
500
1000
1500
2000
2500
T P
2004 Apr 22
2004 Apr 29 static b4 flow
2004 Apr 30 flow
2004 Oct 14 static
2004 Nov 17 static
2004 Nov 18 shutin
2004 Nov 20 static b4 inject
2004 Nov 20 inject
2004 Nov 21 24hr post inj
2004 Nov 24 static
2005 May 2
2005 May 24
2005 Jun 1
2006 Aug 1

GeothermEx, Inc.

09-13-2007 TP040422.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-2

Temperature (deg F)
0
100
200
300
400
500
6-5/8" casing
2" steelpipe
Completion date: Aug 28, 2004
4543
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 27
2004 Sep 29
2004 Dec 10
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-3

Temperature (deg F)
0
100
200
300
400
500
4960
4000
3000
2000
1000
0
-1000
Elevation (feet)
6-5/8" casing
Completion date: Sep 11, 2004
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 28
2004 Sep 29
2004 Dec 10
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-4
Temperature (deg F)
0
100
200
300
400
500
4940
4000
3000
2000
1000
0
-1000
Elevation (feet)
6-5/8" casing
2" steelpipe
Completion date: Sep 9, 2004
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 26
2004 Sep 29
2004 Dec 10
0
500
1000
1500
2000
2500
Pressure (psig)
GeothermEx, Inc.
09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-5

Temperature (deg F)
0
100
200
300
400
500
6-5/8" casing
2" steelpipe
Completion date: May 9, 2004
Elevation (feet)
4669
4000
3000
2000
1000
0
-1000
Measured Depth (feet)
0
1000
2000
3000
4000
5000
6000
T P
2004 Sep 26
2004 Sep 29
2004 Dec 10
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-7

Temperature (deg F)
0
100
200
300
400
500
9-5/8" casing
4-1/2" casing
4278
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2006 Jun 5
2006 Jul 8
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-25-2007 T060807.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-9
Temperature (deg F)
0
100
200
300
400
500
4625
4000
3000
2000
1000
0
-1000
Elevation (feet)
6-5/8" casing
2" steelpipe
Completion date: Sep 15 2004
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 26
2004 Sep 29
2004 Dec 10
2006 Jul 29
0
500
1000
1500
2000
2500
Pressure (psig)
GeothermEx, Inc.
09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-12

Temperature (deg F)
0
100
200
300
400
500
4209
4000
3000
2000
1000
0
-1000
Elevation (feet)
4-1/2" drillpipe
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2006 Jun 23
2006 Jul 28
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T060728.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-13(8A)

Temperature (deg F)
0
100
200
300
400
500
4701
4000
3000
2000
1000
0
-1000
Elevation (feet)
6-5/8" casing
2" steelpipe
Completion date: Sep 18, 2004
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 27
2004 Sep 29
2004 Dec 10
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-14A

Temperature (deg F)
0
100
200
300
400
500
4264
4000
3000
2000
1000
0
-1000
Elevation (feet)
6-5/8" casing
4-1/2" casing
Completion date: Sep 26, 2004
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2004 Sep 25
2004 Sep 29
2004 Dec 10
2006 Jul 29
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-11-1997 T041210.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-16

Temperature (deg F)
0
100
200
300
400
500
4220
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2008 Mar 27 (HOBO)
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

04-09-2008 T080327.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-17

Temperature (deg F)
0
100
200
300
400
500
4253
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2008 Mar 31 (HOBO)
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

04-09-2008 T080331.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well TG-18

Temperature (deg F)
0
100
200
300
400
500
4289
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
2008 Mar 31 (HOBO)
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

04-09-2008 T080331.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well WW-5

Temperature (deg F)
0
100
200
300
400
500
4250
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
Mar 2008
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

04-11-2008 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 58

Temperature (deg F)
0
100
200
300
400
500
Elevation (feet)
4206
4000
3000
2000
1000
0
-1000
Measured Depth (feet)
0
1000
2000
3000
4000
5000
6000
T P
BM 58
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 78
Temperature (deg F)
0
100
200
300
400
500
4275
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 78
0
500
1000
1500
2000
2500
Pressure (psig)
GeothermEx, Inc.
09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 80

Temperature (deg F)
0
100
200
300
400
500
4580
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 80
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 81

Temperature (deg F)
0
100
200
300
400
500
4580
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 81
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 84

Temperature (deg F)
0
100
200
300
400
500
4593
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 84
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 85

Temperature (deg F)
0
100
200
300
400
500
4610
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 85
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 86

Temperature (deg F)
0
100
200
300
400
500
4514
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 86
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 89

Temperature (deg F)
0
100
200
300
400
500
4134
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 89
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 90

Temperature (deg F)
0
100
200
300
400
500
Elevation (feet)
4180
4000
3000
2000
1000
0
-1000
Measured Depth (feet)
0
1000
2000
3000
4000
5000
6000
T P
BM 90
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 92

Temperature (deg F)
0
100
200
300
400
500
4193
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 92
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

DOWNHOLE SUMMARY - BLUE MOUNTAIN Well BM 93

Temperature (deg F)
0
100
200
300
400
500
4436
4000
3000
2000
1000
0
-1000
Elevation (feet)
0
1000
2000
3000
4000
5000
6000
Measured Depth (feet)
T P
BM 93
0
500
1000
1500
2000
2500
Pressure (psig)

GeothermEx, Inc.

09-12-2007 T000000.CSV

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX B

Blue Mountain 23-14 Production Test Data

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/24/07							RCH	Installing flow test equipment (all day)
9/25/07							RCH	Continue installing flow test equipment (all day)
9/25/07	16:26						RCH	Closed bleed valve on well 38-14 (to monitor wellhead pressure)
9/25/07	17:20						RCH	Measured height of lip pressure port at 12'1"; height of lip pressure gauge at 4'1" (∆ = 8.0')
9/25/07	18:40	110					RCH	Opened wing valve to measure WHP
Open master valve and working valve on wellhead; minor
9/25/07	18:42-18:45						RCH	leaks at top (blank) flange. Close valves and tighten
flange.
9/25/07	18:55						RCH	Open valves; top flange still leaking.
9/25/07	19:30						RCH	Unable to seal leaks; stop work until morning.
9/26/07	7:00						RCH	Resume work to seal wellhead leaks.
9/26/07	9:25	110					RCH
9/26/07	9:50						RCH	Test wellhead stack; leaking <1 gpm. Begin rigging up Welaco for static T/P survey
9/26/07	10:25	117 psia (Welaco)					RCH	Begin logging down (100'/minute)
9/26/07	10:30-10:35						RCH	Stop @ 500' (note: Welaco clock is 3 minutes ahead of times recorded here)
9/26/07	10:39-10:43						RCH	Stop @ 1,000'
9/26/07	10:52						RCH	Passed liner top (1,901') OK
9/26/07	10:53-10:56						RCH	Stop @ 2,000'
9/26/07	11:02-11:05						RCH	Stop @ 2,500'
9/26/07	11:07-11:12						RCH	Stop @ 2,745'; then reduce logging speed to 50'/minute
9/26/07	11:19-11:22						RCH	Stop @ 3,150'
9/26/07	11:26						RCH	Tag bottom @ 3,406'
9/26/07	11:33						RCH	Begin logging up (50'/minute)
9/26/07	11:39-11:42						RCH	Stop @ 3,150'
9/26/07	11:50-11:55						RCH	Stop @ 2,745' (2,744.7'); then increase logging speed to 100'/minute
9/26/07	11:57-12:00						RCH	Stop @ 2,500' (2,500.4')
9/26/07	12:05-12:08						RCH	Stop @ 2,000' (2,000.5')

					Page 1 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/26/07	12:18-12:22						RCH	Stop @ 1,000' (1,000.5')
9/26/07	12:27-12:32						RCH	Stop @ 500' (500.9')
9/26/07	12:38	116.9 psia (Welaco)					RCH	Tool at surface. WHT = 73.7°F.
9/26/07	12:40						RCH	Close working valve.
9/26/07	13:40						RCH	Rig up Welaco on 26A-14 to monitor downhole pressure.
9/26/07	13:53						RCH	Rigged up; open valve on 26A-14.
9/26/07	13:57	(approximate time)					RCH	Begin logging down (26A-14).
9/26/07	14:20						RCH	@ 1,250' in 26A-14
9/26/07	14:33						RCH	@ 2,000' in 26A-14
9/26/07	14:39						RCH	@ 2,350' in 26A-14
9/26/07	14:47						RCH	Tag bottom @ 2,726' in 26A-14 (assuming KB = GL + 22')
9/26/07	14:48-14:52						RCH	Pull up and hang tool at 2,300.5' in 26A-14 (pressure = 1,065.15 psia)
9/26/07	15:05						RCH	Conduct safety meeting at 23-14 for production test.
9/26/07	15:10						RCH	Open flowline (knife-gate) valve.
9/26/07	15:11						RCH	Begin to open working (upper wellhead) valve to about 50% open.
9/26/07	15:13						RCH	Open weirbox bypass valve; dirty water discharging to sump.
9/26/07	15:15						RCH	Some steam starting to discharge from top of muffler.
9/26/07	15:16	14					RCH
9/26/07	15:17	20					RCH	Flow decreasing.
9/26/07	15:20	40					RCH	Less water production, but more steam.
9/26/07	15:23	80					RCH
9/26/07	15:27						RCH	Open valve to fill weirbox.
9/26/07	15:32						RCH	Weirbox full; close valve (to measure zero point at weir).
9/26/07	15:41	110					RCH
9/26/07	15:58						RCH	DHP at 26A-14 = 1064.7 psia
9/26/07	16:03						RCH	DHP at 26A-14 = 1064.58 psia
9/26/07	16:12						RCH	DHP at 26A-14 = 1064.38 psia
9/26/07	16:18	119					RCH

					Page 2 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/26/07	16:20						RCH	Weirbox zero point (height of V-notch) estimated at 1.0" on steel rule scale (but 1/4"-1/2" is still passing over the notch).
9/26/07	16:22						RCH	Open weirbox valve; close bypass.
9/26/07	16:35		11 3/4				RCH
9/26/07	16:36	121					RCH
9/26/07	16:46	122	11 13/16		305		RCH
9/26/07	16:52	123	11 3/4		304	17	RCH
9/26/07	17:00	120	11 3/4	58	305	17	RT
9/26/07	17:15	120	11 3/4	58	305	18	RT
9/26/07	17:25						RCH	DHP at 26A-14 = 1063.91 psia
9/26/07	17:30	120	11 5/8	58	305	18	RT
9/26/07	17:41						RCH	DHP at 26A-14 = 1063.87 psia
9/26/07	17:45	120	11 5/8	58	305	18	RT
9/26/07	17:49						RCH	DHP at 26A-14 = 1063.80 psia
9/26/07	18:00	125	11 5/8	58	305	18	RT
9/26/07	18:08	125	11 11/16	60	306	17.5	RCH
9/26/07	18:20	125	11 5/8	60	305	18.5	RT
9/26/07	18:38						RCH	DHP at 26A-14 = 1062.37 psia
9/26/07	18:40	125	11 5/8	60	305	19	RT
9/26/07	18:48						RCH	Begin pulling out of hole in 26A-14 (DHP = 1062.10 psia)
9/26/07	19:00	125	11 5/8	60	305	19	RT
9/26/07	19:12						RCH	Tool at surface in 26A-14.
9/26/07	19:30	125	11 5/8	60	305	19	RT
9/26/07	19:50-20:00						RCH	Throttle 23-14 with working valve (aiming for 450-500 gpm water flow).
9/26/07	20:00	160	9				RCH
9/26/07	20:10	159	8 7/8	29	270	6	RCH
9/26/07	20:30	160	8 7/8	29	270	6.5	RT
9/26/07	20:45	160	8 7/8	29	270	6.5	RT
9/26/07	21:00	160	8 7/8	29	270	6.5	RT

					Page 3 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/26/07	21:30	160	8 7/8	29	270	6.5	RT
9/26/07	22:00	160	8 7/8	29	270	7	RT
9/26/07	22:30	160	8 7/8	29	270	7	RT
9/26/07	23:00	160	8 7/8	29	270	7	RT
9/26/07	23:30	160	8 7/8	29	270	7	RT
9/27/07	0:00	160	8 7/8	29	270	7	RT
9/27/07	0:30	160	8 7/8	29	270	7	RT
9/27/07	1:00	160	8 7/8	29	270	7	RT
9/27/07	1:30	160	8 7/8	29	270	7	RT
9/27/07	2:00	160	8 7/8	29	270	7	RT
9/27/07	2:30	160	8 7/8	29	270	7	RN
9/27/07	3:00	160	8 7/8	29	270	7	RN
9/27/07	3:30	160	8 7/8	29	270	7	RN
9/27/07	4:00	160	8 7/8	29	270	7	RN
9/27/07	4:30	162	8 11/16	28	268	7	RT
9/27/07	4:45	162	8 11/16	27	268	7	RT
9/27/07	5:00	162	8 11/16	27	268	7	RT
9/27/07	5:15	162	8 11/16	26	268	7.5	RT
9/27/07	5:30	162	8 11/16	26	268	7	RT
9/27/07	5:45	162	8 11/16	27	268	7.5	RT
9/27/07	6:00	162	8 11/16	27	267	7.5	RT
9/27/07	6:15	162	8 3/4	26	267	7	RT
9/27/07	6:30	162	8 11/16	27	267	7	RT
9/27/07	6:45	162	8 11/16	26	267	7	RT
9/27/07	7:00	162	8 11/16	27	267	7	RT
9/27/07	7:15	162	8 11/16	27	267	7	RT
9/27/07	7:30	162	8 11/16	27	267	7	RT
9/27/07	7:45	162	8 11/16	27	267	6.5	RT
9/27/07	8:00	162	8 11/16	27	267	6.5	RT
9/27/07	8:15	162	8 11/16	25	267	6.5	RT
9/27/07	8:30	162	8 11/16	25	266	6.5	RT
9/27/07	8:45	162	8 11/16	25	266	6.5	RT

					Page 4 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/27/07	9:00	162	8 11/16	25	266	6.5	RT
9/27/07	9:15	162	8 11/16	25	266	6.5	RT
9/27/07	9:35	162	8 11/16	25	266	6	RT
9/27/07	9:40	162	8 11/16	27	265	5.5	RCH
9/27/07	9:43						RCH	Begin opening working valve to 100%.
9/27/07	9:44		9 1/2				RCH
9/27/07	9:45		11				RCH/RT	Well fully open.
9/27/07	9:46		12 3/4				RCH
9/27/07	9:49	103	13 3/4	92	330		RCH
9/27/07	9:51		13 1/2		327		RCH
9/27/07	9:52	101	13 3/8	91	325		RCH
9/27/07	9:55	101	13 5/16	86	325		RCH
9/27/07	10:00	100	13 5/16	87	325		RCH	Change lip pressure gauge to 0-100 psig.
9/27/07	10:05	101	13 1/4	87	325		RCH
9/27/07	10:10	101	13 1/4	87	325	33	RCH
9/27/07	10:20	100	13 1/4	87	325	33	RCH
9/27/07	10:30	100	13 5/16	86	325	33	RCH
9/27/07	10:48	100	13 5/16	86	325	33	RCH
9/27/07	11:00	99	13 5/16	86	325	33	RCH	Weirbox temperature = 170°F (note: placement of sensor probably under-estimates true temperature of water in weirbox).
9/27/07	11:20	99	13 1/4	86	325	33	RCH
9/27/07	11:47	99	13 1/4	86	325	33	RCH
9/27/07	12:00	99	13 3/8	86	325	33	RCH
9/27/07	12:20	99	13 1/4	86	325	33	RCH
9/27/07	12:50	99	13 1/4	86	325	33	RCH
9/27/07	13:39	99	13 3/16	86	326	33	RCH
9/27/07	14:00	99	13 1/4	86	326	33	RCH
9/27/07	14:33	99	13 3/16	86	326	33	GEM	Line pressure fluctuating 80-93 psig; lip pressure 28-38 psig.
9/27/07	15:01	99	13 3/16	86	326	33	GEM
9/27/07	15:30	99	13 1/4	86	325.5	33	GEM

					Page 5 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height		Line	Line	Lip Pressure
Date	Time	Pressure	(inches -		Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)		(psig)	(°F)	uncorrected)	by
9/27/07	16:00	99	13 1/8		87	326	33	GEM
9/27/07	16:30	98	13 1/8		87	325	33	GEM
9/27/07	17:06	98	13	3/16	87	326	33	GEM
9/27/07	17:53	98	13 1/4		86	326	33	GEM
9/27/07	18:02	100	13 1/8		87	328	33	RCH
9/27/07	18:41	98	13	3/16	86	326	33	GEM
9/27/07	19:15	99	13 1/8		86	326	33	RCH
9/27/07	19:45	98	13	3/16	86	326	33	RCH
9/27/07	20:15	98	13 1/8		86	326	33	RCH
9/27/07	20:45	98	13	1/16	86	326	33	RCH
9/27/07	21:15	98	13	1/16	87	326	33	RCH
9/27/07	21:45	98	13	1/16	87	326	33	RCH
9/27/07	22:30	98	13	1/16	86	327	33	RCH
9/27/07	23:00	99	13	1/16	86	326	33	RCH
9/27/07	23:35	99	13	1/16	87	326	33	RCH
9/28/07	0:05	99	13	1/16	86	326	33	RCH
9/28/07	0:35	98	13	1/16	86	326	33	RCH
9/28/07	1:05	99		13	86	326	32	RCH
9/28/07	1:40	99		13	86	326	32	RCH
9/28/07	2:05	99		13	86	326	32	RCH
9/28/07	2:35	100	13	1/16	86	327	32	RCH
9/28/07	4:00	100		13	87	327	32	GEM
9/28/07	4:30	100		13	87	327	32	GEM
9/28/07	5:05	100		13	87	327	32	GEM
9/28/07	5:30	100		13	87	327	32	GEM
9/28/07	6:04	100		13	87	327	33	GEM
9/28/07	6:40	100		13	87	327	33	GEM
9/28/07	7:02	100.5	12 15/16		87	327	32	GEM
9/28/07	7:32	100.5		13	88	327	32	GEM
9/28/07	8:14	100		13	87	327	32	GEM
9/28/07	8:50	100	13	1/16	87	327	32	GEM
9/28/07	9:20	100	12 15/16		87	326	32	GEM

						Page 6 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/28/07	9:52	100	13 1/16	87	327	32	GEM
9/28/07	10:26	99	12 15/16	87	327	32	GEM
9/28/07	10:56	99	12 15/16	87	327	32	GEM	Begin rigging up Welaco for T/P/S survey.
9/28/07	11:18	98	13	86	327	33	RCH
9/28/07	11:37						RCH	Begin running in hole with T/P/S (100'/min).
9/28/07	11:43	99	13 1/16	87	327	32	GEM
9/28/07	12:13	100	12 7/8	87	327	32	GEM	Tag bottom at 3,412.3' KB.
9/28/07	12:14						RCH	Begin logging up (100'/min)
9/28/07	12:22						RCH	Log up to 2,600'; begin logging down 50'/min.
9/28/07	12:37						RCH	Log down to 3,400'; begin loggin up 50'/min.
9/28/07	12:52						RCH	Log up to 2,600'; begin logging down 150'/min.
9/28/07	12:59						RCH	Finish logging down (~3,400'); pull up.
9/28/07	13:00						RCH	Hang tool at 3,351' (DHP = 1,242.1 psia).
9/28/07	13:05						RCH	DHP = 1,241.9 psia; T-int (internal tool temperature) = 102.15°F
9/28/07	13:10						RCH	DHP = 1,241.8 psia
9/28/07	13:17	99	13	86	327	33	RCH	Note: Welaco clock is 3 minutes ahead of clock used for these notes.
9/28/07	13:21						RCH	Close knife-gate valve (over approx. 5 seconds); well shut in.
9/28/07	13:22	109					RCH
9/28/07	13:23:30	150					RCH
9/28/07	13:24						RCH	DHP = 1,426 psia
9/28/07	13:28	159					RCH	Flowline (knife-gate) valve leaking <1 gpm.
9/28/07	13:30						RCH	DHP = 1,431.6 psia
9/28/07	13:33	159					RCH
9/28/07	13:40	159					RCH	DHP = 1,432.9 psia
9/28/07	14:02	159					RCH	Knife-gate valve leaking a bit more (=2 gpm). DHP = 1,434.8 psia; T-int = 119.1°F
9/28/07	14:43	158	13/16				RCH	Water in weirbox nearly down to notch. DHP = 1,436.55 psia; T-int = 132.06°F

					Page 7 of 8			GeothermEx, Inc. 2007

Blue Mountain 23-14 - Production Test of September 26-28, 2007
Flow Metering Observations
		Wellhead	Weir Height	Line	Line	Lip Pressure
Date	Time	Pressure	(inches -	Pressure	Temperature	(psig -	Recorded	Activity / Comments
		(psig)	uncorrected)	(psig)	(°F)	uncorrected)	by
9/28/07	15:03		3/4				RCH	Best estimate of weir notch height = 3/4" (wind is affecting water level in weirbox).
9/28/07	15:06	156					RCH	DHP = 1,437.01 psia
9/28/07	15:25						RCH	Shut off pump to super sump.
9/28/07	15:28	155					RCH	DHP = 1,437.61 psia
9/28/07	15:52	154					RCH	DHP = 1,438.67 psia; T-int = 154.68°F
9/28/07	16:11	153					RCH	DHP = 1,439.27 psia; T-int = 160.73°F
9/28/07	17:00	151					RCH	DHP = 1,439.49 psia; T-int = 175.81°F
9/28/07	17:40	150					RCH	Knife-gate valve leak has remained approximately constant (=2 gpm). DHP = 1,440.33 psia; T-int = 187.41°F
9/28/07	18:43						RCH	DHP = 1,441.89 psia; T-int = 204.52°F
9/28/07	18:57	148					RCH
9/28/07	19:15						RCH	DHP = 1,441.83 psia; T-int = 211.96°F
9/28/07	19:25	148					RCH	DHP = 1,441.79 psia; T-int = 214.16°F
9/28/07	19:27						RCH	Release pack-off on T/P/S line.
9/28/07	19:28						RCH	Run T/P/S tool down to 3,400'.
9/28/07	19:29						RCH	Begin logging up (100'/min)
9/28/07	20:03						RCH	Finish logging up (tool at surface).
9/28/07	20:05-20:10						RCH	Close working valve.
9/28/07	20:10-21:00						RCH	Close master valve, install cap on top of wellhead; rig down Welaco.
9/28/07	21:20	146					RCH

					Page 8 of 8			GeothermEx, Inc. 2007

     Blue Mountain 23-14 - Flow Test, 26-28 September 2007
(based on measured downhole temperature of 371°F / 188°C)

Mass Flow Rate (klbm/hr)
Total Mass Flow
Steam Flow
Water Flow
800
700
600
500
400
300
200
100
0
9/26 0:00
9/26 12:00
9/27 0:00
9/27 12:00
9/28 0:00
9/28 12:00
9/29 0:00
Enthalpy
500
400
300
200
100
0
Wellhead Pressure (psig)
200
150
100
50
0

Flow Metering 23-14_SJB.xls

2007 GeothermEx, Inc.

Blue Mountain 23-14 - Flow Test, 26-28 September 2007
(based on James tube calculation)

Mass Flow Rate (klbm/hr)
Total Mass Flow
Steam Flow
Water Flow
0
100
200
300
400
500
600
700
800
9/26 0:00
9/26 12:00
9/27 0:00
9/27 12:00
9/28 0:00
9/28 12:00
9/29 0:00
Enthalpy
0
100
200
300
400
500
Wellhead Pressure (psig)
0
50
100
150
200

Flow Metering 23-14_SJB.xls

2007 GeothermEx, Inc.

Blue Mountain 23-14 Spinner Survey, 28 Sep 2007
Full Wellbore

Spinner counts (rps)
Depth (ft)
100 ft/min down
100 ft/min up
50 ft/min down
50 ft/min up
150 ft/min down
Flash point
Top of 9-5/8" casing
Bottom of 9-5/8" casing
Main fluid entry at 3,310 ft
180
160
140
120
100
80
60
40
20
0
-20
0
500
1000
1500
2000
2500
3000
3500

Blue Mt 23-14_Spinner 28 Sep 2007.xls

2007, GeothermEx, Inc.

Blue Mountain 23-14 Spinner Survey, 28 Sep 2007
Lower Portion of Wellbore

Bottom of 9-5/8" casing
Main fluid entry at 3,310 ft.
Second fluid entry at 3,380 ft.
100 ft/min down
100 ft/min up
50 ft/min down
50 ft/min up
150 ft/min down
Spinner counts (rps)
Depth (ft)
50
40
30
20
10
0
-10
2500
2600
2700
2800
2900
3000
3100
3200
3300
3400
3500

Blue Mt 23-14_Spinner 28 Sep 2007.xls

2007, GeothermEx, Inc.

Blue Mountain 23-14 Pressure Build-up 28 Sep 2007
Pressure at 3,351 ft KB (psia)
Elapsed time (hours)
1500
1450
1400
1350
1300
1250
1200
0
1
2
3
4
5
6
7
8
9
23-14 shut in at 13:21, 28
1,430 psia
Remainder of build-up (12 psi) over ~5.2 hours
1,442 psia
188 psi build-up in 8 minutes
1242 psia

Blue Mountain 23-14 Build-up.xls, Build-up plot (Cartesian)

2007 GeothermEx, Inc

Blue Mountain 23-14 Pressure Build-up Analysis (Horner Plot)
Pressure (psia) at 3,351 feet KB
1500
1450
1400
1350
1300
1250
1200
120,200 md-ft
skin = 16
P*=1450 psia
m=(1450-1395)/6
= 9.2 psi per log-cycle
1000000
100000
10000
1000
100
10
1
(t+△t)/△t
2008, GeothermEx Inc.

Pump Calculation Assumptions for Blue Mountain 23-14
Assuming Productivity Index of 7.1 GPM / PSI

Input Parameters
Productivity Index (PI):	7.1	gpm/psi
Static pressure at production level:	1,440	psia
Depth to production level:	3,310	feet
Density of produced water:	54.81	lb/ft3
Vapor pressure at temperature of produced water:	175.4	psia
Gas partial pressure*:	0	psia
Pump suction pressure:	77	psia
Pressure safety margin:	10	psi
Relative roughness:	0.0006	feet
Casing internal diameter (ID):	12.5	inches
Viscosity of produced water:	0.14	cp
Pump discharge pressure:	175.4	psia
Pump efficiency:	0.76
Motor efficiency:	0.88
Parasitic load factor for plant and injection pumps:	0.20
Temperature of produced water:	371	°F
Rejection temperature:	60	°F
Average specific heat of water between T and T0 :	1.02	BTU/lb/°F
Utilization factor:	0.45
*Non-condensable gas content assumed negligible.

2007 GeothermEx, Inc.

Power capacity vs. pump-setting depth
for Blue Mountain 23-14

Gross capacity
Net capacity
Power capacity per well (MW)
2,500 gpm pump capacity
Assumptions
Artesian shut-in wellhead pressure = 110 psig
Well equipped with line-shaft pump
Produced fluid temperature 371°F (188°C)
Productivity Index (PI) = 7.1 gpm/psi
Production casing = 13-3/8" (12.5" ID)
Parasitic loss at plant and injection wells = 20%
0
1
2
3
4
5
6
7
8
9
10
11
12
400
600
800
1,000
1,200
1,400
1,600

Pump-setting depth (ft)

2007 GeothermEx, Inc.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX C

Blue Mountain 25-14 Production Test Data

Blue Mountain 25-14 - Production Test of January 27-29, 2008
Test History

			Water
		Wellhead	Height at	Line	Line	Lip
		Pressure	Weir	Pressure	Temperature	Pressure	Recorded
Date	Time	(psig)	(inches)	(psig)	(°F)	(psig)	by	Activity / Comments
1/27/08	09:00 - 11:00						RCH	Connect lip pressure gauge; other misc. preparations
1/27/08	11:00 - 13:15						RCH	Connect disposal pump to sump outlet
1/27/08	13:14 - 14:00	120					RCH	Close knife-gate valve. Open valves in sequence; check
								for and fix leaks
1/27/08	14:05						RCH	Open well (bypass line from silencer is washing out
								sump wall; shut in well and install plastic liner to
								protect sump)
1/27/08	14:22	52			250		RCH	Open well ~2 turns on flowline throttle valve. Flow
								line temperature increases to 275°F over several
								minutes. Flowing to bypass, but some water is leaking
								into weirbox.
1/27/08	14:30	125			306		RCH
1/27/08	14:34				305		RCH	Shut in well to get weir zero point
1/27/08	15:04	164					RCH	Weir level settled at 24-3/16" (± 1/16")
1/27/08	15:08						RCH	Open well ~2 turns on throttle valve
1/27/08	15:11	130	34 1/2	52	295		RCH	Weir had been as high as 35-1/4"
1/27/08	15:17	145	35		290	18	RCH
1/27/08	15:30	150	34 1/2	53	290	17.5	RCH
1/27/08	15:34 - 15:35						RCH	Open throttle valve 3 more turns
1/27/08	15:36	130	36	83	315	34	RCH
1/27/08	15:40	130	36 5/8	83	317	33	RCH
1/27/08	16:07	132	36 9/16	79	314	33	RCH
1/27/08	16:20	132	36 1/2	79	310	33	RCH
1/27/08	16:30	133	36 1/2	78	310	33	RCH
1/27/08	16:33-16:40						RCH	Open throttle valve fully (~15 turns more)
1/27/08	16:42	120	37 3/4	>100	326	45	RCH	Flow line pressure gauge is 0-100 psig
1/27/08	16:50	120	37 1/2		327	45	RCH
1/27/08	17:00	120	37 7/16		328	45	RCH
1/27/08	17:10	120	37 3/8		328	45	RCH
1/27/08	17:20	120	37 3/8		328	46	RCH
1/27/08	18:05	120	37 3/8		328	45	CLG
1/27/08	18:20	120	37 3/8		326	46	CLG	Lights turned on by Ryan
1/27/08	18:40	120	37 1/4		326	48	CLG

GeothermEx, Inc. 2008

Blue Mountain 25-14 - Production Test of January 27-29, 2008
Test History

			Water
		Wellhead	Height at	Line	Line	Lip
		Pressure	Weir	Pressure	Temperature	Pressure	Recorded
Date	Time	(psig)	(inches)	(psig)	(°F)	(psig)	by	Activity / Comments
1/27/08	19:00	120	37 1/4		325	46	CLG
1/27/08	19:20	120	37 1/4		325	46	CLG
1/27/08	19:40	120	37 1/4		325	45	CLG
1/27/08	20:00	120	37 1/4		325	45	CLG
1/27/08	20:30	123	37 1/4		322	45	CLG
1/27/08	21:00	122	37 1/4		321	45	CLG
1/27/08	21:30	120	37 1/4		321	45	CLG
1/27/08	22:00	120	37 1/4		320	45	CLG
1/27/08	22:30	120	37 3/16		321	45	CLG
1/27/08	23:00	120	37 1/4		320	45	CLG
1/27/08	23:30	120	37 1/4		320	45	CLG
1/28/08	0:00	120	37 1/4		320	45	CLG
1/28/08	0:30	120	37 1/8		319	45	CLG
1/28/08	1:00	120	37 3/8		320	45	CLG	Wind changed from N to S; snow
1/28/08	1:30	120	37 3/8		320	48	CLG	Tubing of lip pressure gauge may be iced up (had
								attempted to fill it with oil, but probably was not filled
								entirely)
1/28/08	2:00	120	37 3/8		325	54	CLG
1/28/08	3:00	120	37 3/8		325	58	PJM
1/28/08	4:00	120	37 5/16		320	57	PJM	Wind changed from S to NE; snow stopped
1/28/08	5:00	120	37 3/8		320	56.5	PJM
1/28/08	6:00	120	37 3/8		320	57	PJM	Lip pressure gauge still frozen (?)
1/28/08	7:00	120	37 3/8		325	55.5	PJM
1/28/08	8:00	120	37 3/8		325	56.5	PJM
1/28/08	9:00	120	37 3/8		325	54.5	PJM
1/28/08	10:00	121	37 1/8		322	54	CLG	Thermometer on weirbox reads 75°C
1/28/08	11:00	120	37 1/4		323	54	CLG
1/28/08	12:00	121	37 1/8		320	33	CLG
1/28/08	14:02	122	37 1/8		320	40.5	RCH	Lip pressure gauge functioning?
1/28/08	16:02	122	37 1/8		315	44.5	RCH
1/28/08	16:34	122	37 1/8		318		RCH	Lip pressure gauge appears frozen
1/28/08	16:35 - 16:43						RCH	Closed flow-line throttle valve to 25-30% open
1/28/08	16:45 - 16:47						RCH	Closed throttle valve slightly more (~2 turns)

GeothermEx, Inc. 2008

Blue Mountain 25-14 - Production Test of January 27-29, 2008
Test History

			Water
		Wellhead	Height at	Line	Line	Lip
		Pressure	Weir	Pressure	Temperature	Pressure	Recorded
Date	Time	(psig)	(inches)	(psig)	(°F)	(psig)	by	Activity / Comments
1/28/08	16:50	150	33 15/16		282		RCH
1/28/08	17:00	149	33 7/8		281		RCH
1/28/08	18:00	152	33 5/8		282		CLG	26A-14 WHP = 72 psig at 18:05
1/28/08	20:10	155	33 3/8		272		RCH
1/28/08	21:20	155	33 3/16		273		RCH	Water level in south part of super sump is about 3'
								below low point on berm
1/28/08	22:20	155	33 1/16		274		RCH
1/28/08	23:05	156	32 15/16		272		RCH
1/29/08	0:00	157	32 3/4		270		RCH	Super sump level appears unchanged since 21:20
1/29/08	1:05	157	32 5/8		267		RCH
1/29/08	2:05	159	32 7/16		269		RCH
1/29/08	3:30	159	32 1/4		267		RCH	Super sump level is unchanged
1/29/08	5:00	160	32 1/16	25 - 30	255		RN	Line pressure fluctuates (installed 0-200 psig gauge)
1/29/08	6:00	160	32	25 - 30	255		RN	Cleaned off temperature gauge (can now see better)
1/29/08	6:55	160	31 3/4	25 - 30	255		RN	Weir height 31-3/4" - 32"
1/29/08	8:00	160	31 3/4	24 - 28	255		RN
1/29/08	9:00	160	31 1/2	25	255		RN	Last reading before full open
1/29/08	9:05 - 9:10						RN	Open throttle valve to 100%
1/29/08	9:10	120	37 1/4	112	320		RN	Immediately after opening to 100%
1/29/08	9:20	120	37	114	320	49	CLG	Lip pressure gauge functioning??
1/29/08	9:40	120	36 7/8	114	318	49	CLG	Wind blowing to north; snowing
1/29/08	10:00	120	37	113	319	49	CLG
1/29/08	10:20	120	37	114	318	46	CLG	26A-14 WHP = 67 psig @ 10:30
1/29/08	10:40	120	37	115	318	45	CLG
1/29/08	11:00	120	37 1/8	115	319	44	CLG	Thermochem at 25-14 collecting samples
1/29/08	11:20	120	37 1/8	115	316	22	CLG
1/29/08	11:40	120	37	115	318	19	CLG
1/29/08	12:00	120	37	115	316	8	CLG	Welaco rigging up at 25-14
1/29/08	12:20	120	37	116	317	38	CLG
1/29/08	12:40	120	37	115	319	41	CLG
1/29/08	13:00	120	37 1/8	115	317	40	CLG
1/29/08	13:20	120	37	115	315	41	CLG
1/29/08	13:40	120	37 1/8	116	315	s	CLG	Thermochem leaving

GeothermEx, Inc. 2008

Blue Mountain 25-14 - Production Test of January 27-29, 2008
Test History

Water
		Wellhead	Height at	Line	Line	Lip
		Pressure	Weir	Pressure	Temperature	Pressure	Recorded
Date	Time	(psig)	(inches)	(psig)	(°F)	(psig)	by	Activity / Comments
1/29/08	14:00	120	37	113	313		CLG
1/29/08	14:10 - 14:15						RCH	Welaco setting zero point to begin logging
1/29/08	14:15						RCH	Welaco begin running in hole, logging down 60'/min.
Logging temperature (T) = 350°F, internal temperature
(Tint) = 63.4°F
1/29/08	14:20	120	37	113	313	40	CLG
1/29/08	14:22						RCH	@ 500' - T = 371.7°F, Tint = 63.6°F
1/29/08	14:30						RCH	@ 1,000' - T = 372.4°F, Tint = 64.3°F
1/29/08	14:39						RCH	@ 1,500' - T = 373.0°F, Tint = 65.8°F
1/29/08	14:40	120	37	114	312	41	CLG
1/29/08	14:44						RCH	@ 1,800' - T = 373.3°F, Tint = 66.8°F
1/29/08	14:46						RCH	@ 1,950' (casing shoe) - T = 373.4°F, Tint = 67.4°F
1/29/08	14:49						RCH	@ 2,100' - T = 373.6°F, Tint = 67.9°F
1/29/08	14:50						RCH	@ 2,200' - T = 373.7°F
1/29/08	14:52						RCH	~2,270' - Spinner counts drop off; tag bottom 2,306'
1/29/08	14:52 - 14:56						RCH	Move tool to clear spinner
1/29/08	14:56						RCH	Begin logging up 60'/min
1/29/08	15:00	120	37	113	312	41	CLG
1/29/08	15:06						RCH	@ 1,700'; begin logging down 100'/min
1/29/08	15:12						RCH	@ 2,280'; begin logging up 100'/min
1/29/08	15:15						RCH	@ 1,700'; begin logging down 150'/min
1/29/08	15:22						RCH	@ 2,280'; begin logging up 150'/min
1/29/08	15:26						RCH	@ 1,700'; begin logging down 200'/min
1/29/08	15:29						RCH	@ 2,280'; begin logging up 200'/min
1/29/08	15:30	120	37	113	312	42	CLG
1/29/08	15:32						RCH	@ 1,700'; begin logging down 25-30'/min (to look for
small temperature changes)
1/29/08	15:40						RCH	@ 1,920' - T = 373.4°F, Tint = 80.9°F. Note: zone of
lower spinner counts at about 1,960-2,000 feet -
possible washed-out zone?
1/29/08	15:52						RCH	@ 2,280' - begin pulling up. Tint = 84.9°F
1/29/08	15:54						RCH	Hang tool @ 2,200' for shut-in and PBU
1/29/08	16:00	120	37	113	310	41	CLG/RCH

GeothermEx, Inc. 2008

Blue Mountain 25-14 - Production Test of January 27-29, 2008
Test History

Water
		Wellhead	Height at	Line	Line	Lip
		Pressure	Weir	Pressure	Temperature	Pressure	Recorded
Date	Time	(psig)	(inches)	(psig)	(°F)	(psig)	by	Activity / Comments
1/29/08	16:07						RCH	Downhole pressure (DHP) = 887.9 psi
1/29/08	16:20	122	37				RCH	Taking water samples from weirbox. DHP = 887.8 psi.

1/29/08	16:30						RCH	Close knife-gate valve. Shut well in.
1/29/08	16:30 - 16:33						RCH	Close throttle valve on flow line (some leakage through
knife-gate valve).
1/29/08	16:34						RCH	DHP = 983.8 psi
1/29/08	16:41						RCH	DHP = 985.41 psi
1/29/08	16:54	144					RCH	DHP = 986.8 psi. Still some leakage through valves (up
to 20 gpm??)
1/29/08	17:07						RCH	DHP = 987.74 psi. Minor leakage through valves.
Opened silencer bypass to check weir zero level;
estimate near 24-1/4", consistent with check at start of
test (height reads 25-1/2", with very small flow over
notch).
1/29/08	18:35						RCH	DHP = 990.60 psi. Weir height reads 24" or 23-7/8",
but water in weirbox is probably below the notch due
to strong wind over the past hour.
1/29/08	20:55						RCH	DHP = 993.65 psi; Tint = 185.59°F
1/29/08	22:18		27 1/2				RCH	DHP = 995.49 psi; Tint = 206.88. Weir height reflects
leakage through valves.
1/29/08	22:56		27 1/2				RCH
1/29/08	22:58						RCH	DHP = 995.36 psi; Tint = 216.39°F
1/29/08	22:59						RCH	Begin running logging tool to 2,280' (end of pressure-
buildup monitoring)
1/29/08	23:00						RCH	Begin logging up 60'/min
1/29/08	23:05	148					RCH
1/29/08	23:38						RCH	Tool at surface; Tint = 225.3°F
1/29/08	23:38 - 24:00						RCH	Rig down Welaco and close wellhead valves. End of
test.
1/30/08	0:00 - 01:00						RCH	Rig down Welaco.
1/30/08	2:00						RCH	Close wellhead valves (master valve and working
valve; time approximate)

GeothermEx, Inc. 2008

Blue Mountain Well 25-14 - Flow Metering Results, 27-29 January 2008
(based on downhole flowing temperature of 371.7°F / 188.7°C)

Mass Flow Rate (kph)
1000
800
600
400
200
0
Total Mass Flow
Steam Flow
Water Flow
Well throttled to conserve sump capacity
1/27 0:00
1/27 12:00
1/28 0:00
1/28 12:00
1/29 0:00
1/29 12:00
1/30 0:00
Enthalpy (BTU/lbm)
Line Temperature (°F)
500
400
300
200
100
0
Total Mass Flow
Line Temperature
Enthalpy assumed constant at 345 BTU/lbm, to match temperature of 371.7°F at flash point.
1/27 0:00
1/27 12:00
1/28 0:00
1/28 12:00
1/29 0:00
1/29 12:00
1/30 0:00
Wellhead Pressure (psig)
200
150
100
50
0
1/27 0:00
1/27 12:00
1/28 0:00
1/28 12:00
1/29 0:00
1/29 12:00
1/30 0:00

Flow Metering 25-14_27-29 Jan 2008.xls

2008 GeothermEx, Inc.

Blue Mountain 25-14, Temperature -Pressure -Spinner Survey
29 January 2008

Depth (feet below Kelly Bushing) (Kelly Bushing = 30 feet above Ground Level)

FlowTest 25-14.xls

2008, GeothermEx, Inc.

Blue Mountain 25-14, Temperature -Pressure -Spinner Survey
29 January 2008
Expanded Scale

Depth (feet below Kelly Bushing) (Kelly Bushing = 30 feet above Ground Level)

FlowTest 25-14.xls

2008, GeothermEx, Inc.

Blue Mountain 25-14, Pressure Build-up, 29 Jan 2008

Time Elapsed (hours)

FlowTest 25-14.xls

2008, GeothermEx, Inc.

Blue Mountain 25-14 Pressure Build-up Analysis (Horner Plot)
Pressure (psia) at 2,200 feet KB
1025
1000
975
950
925
900
875
850
140,800 md-ft
skin = 3.9
P*=1004 psia
m=(1004-946)/6
= 9.667 psi per log-cycle
1000000
100000
10000
1000
100
10
1
(t+△t)/△t

2008, GeothermEx Inc.

Table 1: Pump Calculation Assumptions for Blue Mountain 25-14
Assuming Productivity Index of 7.3 GPM / PSI

Input Parameters
Productivity Index (PI):	7.3	gpm/psi
Static pressure at production level:	1,038	psia
Depth to production level:	2,250	feet
Density of produced water:	54.78	lb/ft3
Vapor pressure at temperature of produced water:	176.9	psia
Gas partial pressure*:	0	psia
Pump suction pressure:	77	psia
Pressure safety margin:	10	psi
Relative roughness:	0.0006	feet
Casing internal diameter (ID):	12.5	inches
Viscosity of produced water:	0.14	cp
Pump discharge pressure:	176.9	psia
Pump efficiency:	0.76
Motor efficiency:	0.88
Parasitic load factor for plant and injection pumps:	0.20
Temperature of produced water:	371.7	°F
Rejection temperature:	60	°F
Average specific heat of water between T and T0 :	1.02	BTU/lb/°F
Utilization factor:	0.45

*Non-condensable gas content assumed negligible.

2008 GeothermEx, Inc.

Power capacity vs. pump-setting depth for Blue Mountain 25-14

Power capacity per well (MW)
Gross capacity
Net capacity
2,500 gpm
pump capacity
Assumptions
Artesian shut-in wellhead pressure = 120 psig
Well equipped with line-shaft pump
Produced fluid temperature 371.7°F (188.7°C)
Productivity Index (PI) = 7.3 gpm/psi
Production casing = 13-3/8" (12.5" ID)
Parasitic loss at plant and injection wells = 20%
0
1
2
3
4
5
6
7
8
9
10
11
12
400
600
800
1,000
1,200
1,400
1,600

Pump-setting depth (ft)

2008 GeothermEx, Inc.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX D

Blue Mountain 26A-14 Production Test Data

Blue Mountain 26A-14 - Production Test of 19-20 December 2007
Flow Metering Observations

Date	Time	Wellhead Pressure (Manual Gauge) (psig)	Wellhead Pressure (Data Logger) (psia)	Weir Height (inches-uncor-rected)	Line Pressure (Manual Gauge) (psig)	Line Pressure (Data Logger) (psia)	Line Temper- ature (°F)	Lip Pressure (Manual Gauge) (psig)	Lip Pressure (Data Logger) (psia)	Recorded by	Activity / Comments
18-Dec-07	13:20	141	151.732							JWL	WHP manual gauge is 0 - 200 psig; WHP data-logger is Spartek No. 10083 (0 - 750 psia). JWL = Jim Lovekin (GeothermEx)
18-Dec-07	17:00	142	151.488							JWL	WHP manual gauge is 0 - 200 psig
19-Dec-07	7:25	142	151.489							JWL	WHP manual gauge is 0 - 200 psig
19-Dec-07	9:03	135	151.474							JWL	Installed 0 - 300 psig gauge on WHP; reading is with this gauge. Moved 0 - 200 psig gauge to line-pressure tap. No data logger yet installed on line-pressure.
19-Dec-07	9:30									JWL

Installed 0 - 100 psig gauge on lip-pressure line, with tee to Spartek data logger No. 10304 (0 - 750 psia). Manual gauge (on stand) is 87 inches below lip-pressure tap. Data logger (on ground) is 128 inches below lip-pressure tap.

19-Dec-07	10:08									JWL	Start opening master valve.
19-Dec-07	10:11									JWL	Opening working vavle on wellhead (above master valve)
19-Dec-07	10:13									JWL	Open throttle valve on flow line - no leaks up to shut-off valve.
19-Dec-07	10:14									JWL	Close throttle valve on flow line.
19-Dec-07	10:15									JWL	Open shut-off valve (knife-gate), downstream of throttle valve.
19-Dec-07	10:16									JWL	Begin opening throttle valve. First flow. Filling weir.
19-Dec-07	10:22	159	173.871							JWL	Close throttle valve to measure weir zero. Later closed shut-off valve to shut of leak through throttle valve and stop water flow to weir.
19-Dec-07	10:49									JWL	Weir zero estimated at 2.25 inches (water level sloshing in wind). Re-measured at 1.875 inches on 16 Jan 2008, 9:20 am (no wind).
19-Dec-07	10:54									JWL	Re-opened shut-off valve; opened throttle valve half way.
19-Dec-07	10:56	85		14						JWL	First weir measurement. Weir is 90° V-notch.
19-Dec-07	11:00			14 3/4						JWL	Throttle valve full open.
19-Dec-07	11:08				92		165			JWL	Opened valve on 1/2-inch line to lip-pressure gauge & data logger.
19-Dec-07	11:20	97	113.413	14 3/8	90		321	32	51.49	JWL	Water in weir is grey.
19-Dec-07	11:40	94	109.79	14 1/4	88		320	35	52.16	TFG	TFG is Tim Giles (NGP hydrologist)
19-Dec-07	12:00	93	109.5	14 3/8	85		319	30	45.2	RT	RT is Roy Trazona (NGP reservoir engineer)
19-Dec-07	12:20	92	108.43	14 1/4	84		318	31	46.8	TFG	Water in weir is still grey.
19-Dec-07	12:40	90	105.7	14 1/4	82		315	30	47.3	RT	"Water slightly clear"
19-Dec-07	13:00	89	105.1	14 1/8	81		315	30	46.2	TFG
19-Dec-07	13:20	89	106.3	14	81		314	30	45.4	TFG
19-Dec-07	13:40	88	105.9	14	81		313	30	48.4	TFG	Water in weir is clear.
19-Dec-07	14:00	88	102.9	14	81		316	30	48.9	RT
19-Dec-07	14:20	88	105.2	14	81		316	30	46.7	RT
19-Dec-07	14:20	87	104.4	14			316	30	45.9	TFG	Installing data logger on line pressure (Spartek No. 10791, 0 - 750 psia)
19-Dec-07	15:00	87	102.6	13 7/8	81		316	30	42.9	TFG

2008 GeothermEx, Inc.

Blue Mountain 26A-14 - Production Test of 19-20 December 2007
Flow Metering Observations

Date	Time	Wellhead Pressure (Manual Gauge) (psig)	Wellhead Pressure (Data Logger) (psia)	Weir Height (inches-uncor-rected)	Line Pressure (Manual Gauge) (psig)	Line Pressure (Data Logger) (psia)	Line Temper- ature (°F)	Lip Pressure (Manual Gauge) (psig)	Lip Pressure (Data Logger) (psia)	Recorded by	Activity / Comments
19-Dec-07	15:20	86	104.3	13 7/8	81	93.8	315	29	44.2	TFG	Water in weir is clear.
19-Dec-07	15:40	86	104.4	13 7/8	80	86.1	316	29	45	TFG
19-Dec-07	16:00	86	104	13 7/8	80	95.5	315	29	45.6	TFG
19-Dec-07	16:30	86	104.1	13 7/8	80	87.3	315	29	45.7	TFG
19-Dec-07	17:00	86	104.4	13 7/8	80	92.8	315	29	44.7	TFG
19-Dec-07	18:00	87		13 7/8	81	93.7	315	29	41.3	JWL / RT	WHP data logger hung up: does not cycle through diagnostics
19-Dec-07	19:00	85	101.8	13 3/4	78	87.9	314	28	41.1	RT	WHP data logger OK
19-Dec-07	20:00	85	101.8	13 3/4	79	90.7	314	27	44.9	RT
19-Dec-07	21:00	84	101.1	13 3/4	79	89.7	314	27	44.9	JC	"Tool failed" display on lip-pressure data logger, but data logger continued to record data. JC = John Casteel
19-Dec-07	22:00	85	99.5	13 3/4	79	87.1	315	27	41.1	JC
19-Dec-07	23:00	84	104.8	13 5/8	78	91.8	314	27	41.1	JC
20-Dec-07	0:00	82	100.5	13 3/4	78	86.4	314	27	46.9	JC
20-Dec-07	1:00	82	101.7	13 3/4	79	87.7	314	27	43.1	JC
20-Dec-07	2:00	83	103	13 5/8	79	87.5	314	27	42	JC
20-Dec-07	3:00	82	100.5	13 5/8	77	86.2	313	27	40.8	RT
20-Dec-07	4:00	84	99.7	13 5/8	79	90.05	314	27	40.5	RT
20-Dec-07	5:00	83	89.6	13 3/4	77	86.1	313	27	41.3	RT
20-Dec-07	6:00	84	102.1	13 3/4	76	87.8	314	26	41	RT
20-Dec-07	7:00	83	102.2	13 3/4	77	88.8	313	26	40.2	RT
20-Dec-07	8:00	82	97.7	13 3/4	77	88.7	314	27	40	RT	Snowing
20-Dec-07	9:00	84	103.5	13 3/4	76	85.9	313	27	42.6	RT
20-Dec-07	10:00	83	100	13 3/4	77	88	313	27	48.4	TFG
20-Dec-07	11:00	82	99.8	13 3/4	77	87.2	312	27	43.4	TFG	Taking 2-phase samples on flow line (Thermochem)
20-Dec-07	12:00	81	100	13 3/4	77	91.2	312	27	41.2	TFG
20-Dec-07	13:00	81	101.6	13 5/8	77	88.6	312	26	43.8	TFG
20-Dec-07	14:00	81	97.2	13 5/8	77	91.2	313	26	42.9	TFG	Running in hole with Kuster TP on slick line for flowing survey
20-Dec-07	15:10	81	95.2	13 5/8	77	89.1	313	26	40.3	TFG
20-Dec-07	16:00	81	98.9	13 1/2	77	91.8	312	26	41.1	TFG
20-Dec-07	17:00	81	97.4	13 1/2	77	91.2	312	26	44.4	TFG
20-Dec-07	18:00	81	101.8	13 5/8	77	87.9	313	26	40.1	TFG
20-Dec-07	18:20			10 1/2							Closing valve due to difficulty getting Kuster tool into lubricator -scale on slick line is hanging up in lubricator stuffing box
20-Dec-07	18:30			13 1/2							Open back up
20-Dec-07	18:55										Master valve fully closed. Working valve (above master) is stuck.
20-Dec-07	19:10										Re-opened master valve to attempt to open working valve.
20-Dec-07	20:30										Master valve fully closed. Well test suspended. Portion of Kuster pressure element lost down hole. Temperature element recovered.

2008 GeothermEx, Inc.

Blue Mountain Well 26A-14 Flow Test: Data-logger Record
19-20 Dec 2007
Legend
Wellhead Pressure
Lip Pressure
Line Pressure
Pressure (psia)
200
175
150
125
100
75
50
25
0
Well shut in due to problem with getting Kuster tools back into lubricator after flowing survey. Continuation of test was deferred until 15 Jan 2008.
12/19/07
12/20/07
12/21/07
12/22/07
Date
2008, GeothermEx, Inc.

Blue Mountain 26A-14 - Flow Test, 19-20 December 2007
(based on measured downhole temperature of 363°F / 184°C at flash point)

Mass Flow Rate (kph)
900
800
700
600
500
400
300
200
100
0
Total Mass Flow
Steam Flow
Water Flow
19-Dec-07 0:00
19-Dec-07 12:00
20-Dec-07 0:00
20-Dec-07 12:00
21-Dec-07 0:00

Enthalpy (BTU/lbm)
500
400
300
200
100
0
19-Dec-07 0:00
19-Dec-07 12:00
20-Dec-07 0:00
20-Dec-07 12:00
21-Dec-07 0:00

Wellhead Pressure (psig)
200
150
100
50
0
19-Dec-07 0:00
19-Dec-07 12:00
20-Dec-07 0:00
20-Dec-07 12:00
21-Dec-07 0:00

2008 GeothermEx, Inc.

Blue Mountain 26A-14 - Flow Test, 19-20 December 2007
(based on James tube calculation)

Mass Flow Rate (kph)
Total Mass Flow
Steam Flow
Water Flow
Enthalpy (BTU/lbm)
Wellhead Pressure (psig)
19-Dec-07 0:00
19-Dec-07 12:00
20-Dec-07 0:00
20-Dec-07 12:00
21-Dec-07 0:00

2008 GeothermEx, Inc.

Blue Mountain 26A-14 - Production Test of 15-17 January 2008
Flow Metering Observations

Date	Time	Wellhead Pressure (Manual Gauge) (psig)	Wellhead Pressure (Data Logger) (psia)	Weir Height (inches-uncor-rected)	Line Pressure (Manual Gauge) (psig)	Line Pressure (Data Logger) (psia)	Line Temper- ature (°F)	Lip Pressure (Manual Gauge) (psig)	Lip Pressure (Data Logger) (psia)	Recorded by	Activity / Comments
15-Jan-08	10:00	129	140.484							JWL	No water in super sump (west of well pad). JWL = Jim Lovekin (GeothermEx).
15-Jan-08	13:43	129	140.591							JWL	Waiting on air compressor for shut-off valve (knife gate)
15-Jan-08	14:27									JWL	Begin opening master valve. Also opened shut-off valve (shut-off valve already open)
15-Jan-08	14:30									JWL	Open working valve (above master) - leak on tee flange.
15-Jan-08	14:39									JWL	Leak fixed. Start opening throttle valve.
15-Jan-08	14:40									JWL	First water to weir. Closed throttle valve to check weir zero.
15-Jan-08	15:40	90								JWL	Weir zero estimated at 2.0" (still sloshing). Measured more accurately on following day at 1.875" (16 Jan, 9:20 am).
15-Jan-08	15:49	123								JWL	Open throttle valve further.
15-Jan-08	15:50	112								JWL	Found valve to weir was still closed. Opened it.
15-Jan-08	16:00	136		10				6		JWL
15-Jan-08	16:11			14 7/8				34.5		JWL	Throttle valve half open.
15-Jan-08	16:15	103		15			285	34.5		JWL	Throttle valve fully open. Line pressure gauge not hooked up.
15-Jan-08	16:25	100		14 7/8			283	31		JWL
15-Jan-08	16:42	96		14 5/8			281	30.5		JWL	Hooking up data logger on line pressure at 16:50.
15-Jan-08	17:00	95			80 (?)					JWL

Line pressure gauge installed with tee to data logger. Readings not reliable (gauge reads 80 psig, data logger reads atmospheric). Suspect freezing in tee. Began throttling back at throttle valve to maintain WHP at 95 psig.

15-Jan-08	17:18	96		14 1/8	80 (?)		275	29.5	43.775	JWL	Line to data logger on line pressure is plugged. Disconnected for cleaning and thawing.
15-Jan-08	17:50	96	109.628	14 1/8			275	20.5	33.977	JWL	Suspect freezing of lip pressure line. Lip pressure on gauge dropped about 8 psi when gauge stand was tapped..
15-Jan-08	18:20	95	106.223	14	79 (?)		274	12.5	26.019	JWL	WHP surging (data logger shows scatter). Lip pressure is unreliable (bypass at gauge stand is frozen).
15-Jan-08	19:00	95	106.364	13 7/8			273	12	25.625	JWL	Line pressure gauge is frozen. Re-connected data logger on line pressure, but it is freezing up, too.
15-Jan-08	20:00	95	108.362	13 5/8			270	12	25.385	JWL / CLG	Throttled a bit more to keep WHP at or above 95 psig. CLG = Chris Garey (NGP geologist). Lip pressure unreliable.
15-Jan-08	21:00	95	107.705	13 5/8			270	9	22.593	JWL / CLG	Did not throttle back. Lip pressure unreliable.
15-Jan-08	22:00	95	107.941	13 5/8			268	8.5	22.025	JWL / CLG	Did not throttle back. Lip pressure unreliable.
15-Jan-08	23:00	95	108.121	13 1/2			267	25.5	22.039	JWL

Throttled back about 1/2 turn. Gauge reading on lip pressure has risen, but it is not oscillating, so probably still affected by freezing. Data logger on lip pressure is still frozen and is not responding in synch with manual gauge.

16-Jan-08	0:00	95	108.641	13 1/2			266	28	21.986	JWL	Throttled back 1/4 turn to maintain WHP = 95 psig. Lip pressure readings unreliable due to freezing.
16-Jan-08	1:00	95	105.749	13 1/4			264	29	21.924	JWL	Throttled back 1/2 turn. Throttle valve now about 1/2 open. Wind shifted from east to south. Lip pressure unreliable.

2008 GeothermEx, Inc.

Blue Mountain 26A-14 - Production Test of 15-17 January 2008
Flow Metering Observations

Date	Time	Wellhead Pressure (Manual Gauge) (psig)	Wellhead Pressure (Data Logger) (psia)	Weir Height (inches-uncor-rected)	Line Pressure (Manual Gauge) (psig)	Line Pressure (Data Logger) (psia)	Line Temper- ature (°F)	Lip Pressure (Manual Gauge) (psig)	Lip Pressure (Data Logger) (psia)	Recorded by	Activity / Comments
16-Jan-08	2:00	95	108.139	13 3/8			265	29	22.503	CLG	Did not throttle back. Hardly any wind. Lip pressure unreliable.
16-Jan-08	3:00	95	107.613	13 1/2			265	30	22.522	CLG	Did not throttle back. Lip pressure unreliable.
16-Jan-08	4:00	95	107.543	13 3/8			263	36	22.601	CLG	Did not throttle back. Small steam leak at line pressure tap due to vibration on tee to data logger. Lip pressure unreliable.
16-Jan-08	5:00	95	108.746	13 1/4			265	36	22.594	CLG	Throttled back 1/4 turn. Lip pressure unreliable.
16-Jan-08	6:00	95	108.703	13 1/4			262	36	22.551	CLG	Did not throttle back. Lip pressure unreliable.
16-Jan-08	7:00	95	107.380	13 1/4			260	37	22.518	CLG	Did not throttle back. Lip pressure unreliable.
16-Jan-08	8:00	95	107.926	13 1/4			260	38	22.496	CLG	Did not throttle back. Lip pressure unreliable.
16-Jan-08	8:36	96								JWL	Tee broke off at line pressure tap, steam leaking through tap. Began shutting in well to repair line pressure tap.
16-Jan-08	8:39									JWL	Well shut in at throttle valve to repair line pressure tap.
16-Jan-08	9:20	111								JWL	Checked zero on weir (no wind): zero is 1.875 inches (to be subtracted from raw weir readings).
16-Jan-08	9:22									JWL	Begin re-opening throttle valve. Disconnected data logger on line pressure. Installed manual gauge directly on line-pressure tap.
16-Jan-08	9:27	100								JWL	Half open on throttle vavle.
16-Jan-08	10:00	97	110.647	13 5/8	72		269	39	22.539	JWL
16-Jan-08	11:00	95	108.053	13 1/4	65		262	17	22.562	JWL	Throttled back 1-1/2 turns to maintain WHP at 95 psig.
16-Jan-08	12:00	96	110.359	13 3/16	66		262			JWL	Attempted to thaw lip pressure line with propane torch. No luck. Disconnected lip pressure line and took into trailer to thaw it out.
16-Jan-08	13:00	95	107.996	13 3/16	65		262			JWL
16-Jan-08	14:00	96	105.689	13 3/16	65		261			JWL
16-Jan-08	14:30									JWL	Finished thawing lip pressure line and re-started data logger.
16-Jan-08	15:00	95	109.609	13 1/8	65.5		260	21.5	37.005	CLG	First credible lip pressure readings since 17:18 on 15 Jan 08. Lip pressure oscillating over 3-psi range. Reported value is average.
16-Jan-08	16:00	95	107.016	13 1/4	65		262	21	36.058	CLG
16-Jan-08	17:00	95	109.591	13 1/8	64		265	21.5	37.151	CLG
16-Jan-08	18:00	95	108.417	12 7/8	61.5		260	21.5	34.980	GEM	GEM = Glenn Melosh (NGP geologist). Throttled 1/2 turn.
16-Jan-08	19:05	95	107.912	13 1/4	63.5		262	25	34.920	GEM	Opened throttle valve one turn. Manual gauge on lip pressure beginning to freeze again?
16-Jan-08	20:05	95	109.803	12 7/8	60.5		262	28	34.544	GEM	Lip pressure frozen. Lip pressure readings unreliable for remainder of test. Throttled back 1/2 turn.
16-Jan-08	21:03	95	110.164	13	63		260	72	38.540	GEM	No adjustments to throttle valve.
16-Jan-08	22:00	95	108.987	12 7/8	62.5		260		39.169	GEM	No adjustments to throttle valve. Manual gauge on lip pressure off scale due to freezing.
16-Jan-08	23:01	95	108.613	12 7/8	62.5		260		40.055	GEM	No adjustments to throttle valve.
17-Jan-08	0:00	95	107.462	12 7/8	63		260		40.501	GEM	No adjustments to throttle valve.
17-Jan-08	1:00	95	108.684	12 7/8	62.5		260		40.892	GEM	No adjustments to throttle valve.

2008 GeothermEx, Inc.

Blue Mountain 26A-14 - Production Test of 15-17 January 2008
Flow Metering Observations

Date	Time	Wellhead Pressure (Manual Gauge) (psig)	Wellhead Pressure (Data Logger) (psia)	Weir Height (inches-uncor-rected)	Line Pressure (Manual Gauge) (psig)	Line Pressure (Data Logger) (psia)	Line Temper- ature (°F)	Lip Pressure (Manual Gauge) (psig)	Lip Pressure (Data Logger) (psia)	Recorded by	Activity / Comments
17-Jan-08	2:00	95	106.323	12 7/8	62.5		260		41.729	GEM	No adjustments to throttle valve.
17-Jan-08	3:00	95	109.038	12 7/8	62.5		260		42.121	PJM	PJM = Perry (NGP employee). No adjustments to throttle valve.
17-Jan-08	4:00	95	109.127	12 7/8	62.5		260		42.756	PJM
17-Jan-08	5:00	95	109.861	12 7/8	62.5		260		43.068	PJM
17-Jan-08	6:00	95	107.088	12 7/8	62.5		260		43.346	PJM	Data logger frozen on lip pressure - no more lip pressure readings.
17-Jan-08	7:00	95	109.134	12 13/16	60		258			JWL
17-Jan-08	8:00	96	111.249	12 13/16	61		257			JWL	Running in hole with Temperature-Pressure-Spinner (TPS) tool (Welaco surface read-out).
17-Jan-08	9:15	96	106.536	12 13/16	61		257			JWL	Logging in open hole with TPS tool at 200 ft/min. Already completed passes at slower line speeds.
17-Jan-08	10:01	95	109.110	12 13/16	60		257			JWL	TPS tool at 2,241 ft (with respect to ground level) since 09:30.
17-Jan-08	10:11									JWL	Shut in well using shut-off valve (knife gate).
17-Jan-08	10:15									JWL	Finished closing throttle valve. Still slight hiss of fluid leaking by.
17-Jan-08	10:18									JWL	Tightened up on knife gate using air compressor - very slight movement. Still slight hissing sound of fluid through valve.
17-Jan-08	10:21	82	97.108							JWL	TPS tool downhole is recording build-up of pressure at 2,241 ft (GL).
17-Jan-08	11:00			4 5/8						JWL	Water still spilling over weir- apparently still leaking past knife gate.
17-Jan-08	11:38			4 3/4						JWL	Water still spilling over weir. Only stopped when master valve closed after coming out of hole with TPS tool in evening.
17-Jan-08	19:00	138	150.200							JWL
17-Jan-08	19:44									JWL	Start coming out of hole with TPS tool. Tool internal temperature = 242.81°F.
17-Jan-08	19:58									JWL	TPS tool back in lubricator.
17-Jan-08	20:22	139	151.372							JWL
17-Jan-08	20:30									JWL	Working valve (above master valve) fully closed.
17-Jan-08	20:35									JWL	Pressure relief valve on side of master valve ruptured while closing master valve. Minor steam venting to cellar.
17-Jan-08	20:38									JWL	Master valve fully closed.
18-Jan-08	9:00	132	143.730							JWL	Pressure relief valve still bleeding small amount of steam to cellar.

2008 GeothermEx, Inc.

Blue Mountain Well 26A-14 Test: Data-logger Record
15-17 January 2008
Legend
Wellhead Pressure
Lip Pressure
Line Pressure
Pressure-relief valve on side of master valve ruptured while closing master valve
Well shut in 54 minutes to repair line pressure tap
True lip pressures
Recorded line pressures and lip pressures are inaccurate due to freezing of lines to data loggers. Exception is set of lip-pressure readings from15:00 to 20:00 on 16 Jan 08, when lip-pressure line was disassembled and thawed.
Pressure (psia)
200
175
150
125
100
75
50
25
0
1/14/08
1/15/08
1/16/08
1/17/08
1/18/08
1/19/08
Date
2008, GeothermEx, Inc.

Blue Mountain 26A-14 - Flow Test, 15-17 January 2008
(based on measured downhole temperature of 363°F / 184°C at flash point)

Mass Flow Rate (kph)
900
800
700
600
500
400
300
200
100
0
Total Mass Flow
Steam Flow
Water Flow
15-Jan-08 0:00
15-Jan-08 12:00
16-Jan-08 0:00
16-Jan-08 12:00
17-Jan-08 0:00
17-Jan-08 12:00
18-Jan-08 0:00
18-Jan-08 12:00
Enthalpy (BTU/lbm)
500
400
300
200
100
0
15-Jan-08 0:00
15-Jan-08 12:00
16-Jan-08 0:00
16-Jan-08 12:00
17-Jan-08 0:00
17-Jan-08 12:00
18-Jan-08 0:00
18-Jan-08 12:00
Wellhead Pressure (psig)
200
150
100
50
0
15-Jan-08 0:00
15-Jan-08 12:00
16-Jan-08 0:00
16-Jan-08 12:00
17-Jan-08 0:00
17-Jan-08 12:00
18-Jan-08 0:00
18-Jan-08 12:00

2008 GeothermEx, Inc.

Blue Mountain 26A-14
Temperature -Pressure -Spinner Survey, 17 January 2008
Full Length of Wellbore

Depth (feet below ground level)

Blue Mountain 26A-14 TPS_17 Jan 2008.xls

2008, GeothermEx, Inc.

Blue Mountain 26A-14
Temperature -Pressure -Spinner Survey, 17 January 2008
Expanded Scale in Open-hole Section

Depth (feet below ground level)

Blue Mountain 26A-14 TPS_17 Jan 2008.xls

2008, GeothermEx, Inc.

Blue Mountain 26A-14 Pressure Build-up 17 Jan 2008

1040
1020
1000
980
960
940
920
900
880
860
840
Pressure at 2,241 ft GL (psia)
0
1
2
3
4
5
6
7
8
9
10
11
12
13
Elapsed time (hours)

Blue Mountain 26A-14 TPS_17 Jan 2008.xls

2008, GeothermEx, Inc.

Blue Mountan 26A-14 Pressure Build-up Analysis (Horner Plot)
Pressure (psia) at 2,241 feet GL
1100
1050
1000
950
900
850
1000000
100000
10000
1000
100
10
1
(t+△t)/△t
32,500 md-ft
skin = -8.18
P*=1038 psia
m=(1038-868)/6
= 28.3 psi per log-cycle

2008, GeothermEx Inc.

Pump Calculation Assumptions for Blue Mountain 26A-14
Assuming Productivity Index of 5.8 GPM / PSI

Input Parameters
Productivity Index (PI):	5.8	gpm/psi
Static pressure at production level:	1,052	psia
Depth to production level:	2,144	feet
Density of produced water:	55.10	lb/ft3
Vapor pressure at temperature of produced water:	159.4	psia
Gas partial pressure*:	0	psia
Pump suction pressure:	77	psia
Pressure safety margin:	10	psi
Relative roughness:	0.0006	feet
Casing internal diameter (ID):	12.5	inches
Viscosity of produced water:	0.14	cp
Pump discharge pressure:	159.4	psia
Pump efficiency:	0.76
Motor efficiency:	0.88
Parasitic load factor for plant and injection pumps:	0.20
Temperature of produced water:	363.3	°F
Rejection temperature:	60	°F
Average specific heat of water between T and T0 :	1.02	BTU/lb/°F
Utilization factor:	0.45

*Non-condensable gas content assumed negligible.

2008 GeothermEx, Inc.

Power capacity per well vs. pump-setting depth
for Blue Mountain 26A-14

Gross capacity
Net capacity
2,500 gpm
pump capacity
Assumptions
Artesian shut-in wellhead pressure = 140 psig
Well equipped with line-shaft pump
Produced fluid temperature 363°F (184°C)
Productivity Index (PI) = 5.8 gpm/psi
Production casing = 13-3/8" (12.5" ID)
Parasitic loss at plant and injection wells = 20%
Power capacity per well (MW)
0
1
2
3
4
5
6
7
8
9
10
11
12
400
600
800
1,000
1,200
1,400
1,600

Pump-setting depth (ft)

2008 GeothermEx, Inc.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX E

Blue Mountain 44-14 Production Test Data

Blue Mountain 44-14 Flowing TPS log, 26 Feb 08

Temperature (°F)
Pressure (psia)
Spinner (RPS X 100)
Flash point at 200 ft
Tool stopped at 2,926 ft for about 4 minutes during down run; pressure declined due to pressure drawdown during flow
Temperature (°F)
Pressure (psia)
Spinner (RPS X 100)
0
50
100
150
200
250
300
350
0
200
400
600
800
1,000
1,200
1,400
0
500
1000
1500
2000
2500
3000
3500
4000

Depth (feet below KB) (KB is 30 ft above G.L.)

2008 GeothermEx, Inc.

Blue Mountain 44-14 Flowing TPS log, 26 Feb 08
(Blow-up of Bottom of Hole)

Depth (feet below KB) (KB is 30 ft above G.L.)

2008 GeothermEx, Inc.

Blue Mountain 44-14 Flow Test, 21-27 March 2008

Date	Time	WHP (psig)	Blooie Line Temp (°F)	Weirbox Temp (°F)	Weir height (inches)	Flowing (Y/N)	Comments
03/21/08	10:50	0	140	0	0	No

Zero flow, start of cycle. Well had just died at about 10:30am. Weir box zero assumed 0 inch, based on inspection at start of testing. Weir zero noted as ½” at end of test, but this conflicts with reading of 1/8” (less than ½”) during no-flow period on 24 Mar at 10:20. Weir box possibly shifted during test.

03/21/08	11:50	0	60	0	0	No	Zero flow (RN – Ryan Nelson)
03/21/08	12:45	10	130	125	0	Yes	Well starts flowing at small rate.
03/21/08	13:00	10	125	125	N/A	No	Shut in blooie line valve – obstruction in weir sight glass
03/21/08	13:20	65	125	N/A	N/A	No	Shut in (RN)
03/21/08	13:30	70	125	N/A	N/A	No	Shut in
03/21/08	13:35	75	115	N/A	N/A	No	Shut in
03/21/08	13:40	10	135	130	7 ¼	Yes	Just opened
03/21/08	13:45	20	160	130	9 ½	Yes	good flow and strong
03/21/08	14:50	20	150	175	7	Yes	good and strong
03/21/08	15:50	12	145	175	6 ¾	Yes	murky
03/21/08	17:15	10	140	160	6 ¼	Yes	murky (RN)
03/21/08	17:40	10	137	155	6 1/8	Yes	murky
03/22/08	8:40	12	142	166	6 ¾	Yes	murky/clear
03/22/08	9:15	13	142	165	6 ¾	Yes	murky/clear
03/22/08	10:20	10	137	170	6 ½	Yes	murky/clear
03/22/08	11:00	8	137	165	6 ¼	Yes	murky/clear
03/22/08	11:50	8	133	167	6 1/8	Yes	Clear with yellow tint.
03/22/08	16:45	0	90	125	½	No	Zero flow, well dead. May have been dead for 1 hour.
03/23/08	7:30	12	142	167	6 ¼	Yes	Well had started flowing overnight.
03/23/08	10:20	2	125	140	1/8	No	Not flowing
03/23/08	12:30	8	125	125	3 ¾	Yes	small flow surging then came-on
03/23/08	12:45	20	155	125	8 ¾	Yes	starting strong flow
03/23/08	12:50	25	160	155	9 1/8	Yes	strong/good
03/23/08	13:00	25	160	155	8 ½	Yes	Flow good but decreasing
03/23/08	13:15	22	165	160	7 ¼	Yes
03/23/08	13:45	16	155	155	1 ¾	Yes
03/23/08	14:10	5	135	160	5 7/8	Yes	Slowing. Max weir reading on this cycle had been 6 inches.
03/23/08	20:30	2		155	4 ¾	Yes	Slowing

44-14 Flow test data-2008_Gx.xls	Page 1 of 2	2008 GeothermEx, Inc.

Blue Mountain 44-14 Flow Test, 21-27 March 2008

Date	Time	WHP (psig)	Blooie Line Temp (°F)	Weirbox Temp (°F)	Weir height (inches)	Flowing (Y/N)	Comments
03/23/08	21:15	0			0	No	No flow 9:30-11:30. Well dead in this time period?
03/24/08	6:50	10	135	163	5 3/8	Yes	Good flow
03/24/08	11:40	10	145	155	6	Yes	Medium flow
03/24/08	13:40	10	140	150	5 1/2	Yes	Medium flow
03/24/08	15:10	10	140	155	6	Yes
03/24/08	16:45	10	140	159	5 5/8	Yes
03/24/08	18:30	6	125	150	4 1/4	yes + No	Dying off
03/24/08	18:40	3	125	154	1 3/4	No	good and strong
03/24/08	21:45	30	175	136	8 1/4	Yes	Vigorous flow; very hot
03/24/08	21:55				8 1/2	Yes	Max weir reading. Well dropped off after this reading.
03/25/08	8:00	10	140	150	5 1/2	yes	Slowing ?
03/25/08	9:50	12	140	151	5 7/8	Yes
03/25/08	11:30	10	140	160	5 1/2	yes	Medium flow, slowing
03/25/08	12:35	10	140	159	5 7/8	yes
03/25/08	15:00	9	137	158	5 1/2	yes	Medium flow
03/25/08	18:40	10	140	150	5 1/2	yes	Medium flow
03/26/08	7:00	20	157	159	7 1/8	yes	strong flow
03/26/08	11:45	11	142	151	6	yes
03/26/08	16:00	10	140	150	5 3/4	Yes	Flow
03/26/08	18:15	10	140	149	5 3/4	Yes	average flow
03/27/08	7:40	11	137	154	5 5/8	Yes	Welaco started in hole for flowing TPS survey at 9:48 am.
03/27/08	12:00	10	140	166	5 7/8	Yes
03/27/08	13:10	10	138	165	5 5/8	Yes	Shut in well at 13:23 at bllooie line valve
03/27/08	13:24	20				No	Weir corr. was 1/2" (? - conflicts with rdg of 10:20 on 23 Mar 08)
03/27/08	15:15	10					Welaco monitored pressure build-up at 2,450 ft (GL) until 19:24 hr (6 hours after shut-in). Then came out of hole recording static TPS survey.

44-14 Flow test data-2008_Gx.xls	Page 2 of 2	2008 GeothermEx, Inc.

Blue Mountain 44-14 - Flow Test, 21-27 March 2008
(based on measured downhole temperature of 357.8°F / 181°C at flash point)

Total Mass Flow
Steam Flow
Water Flow
Mass Flow Rate (kph)
600
500
400
300
200
100
0
21-Mar-08
22-Mar-08
23-Mar-08
24-Mar-08
25-Mar-08
26-Mar-08
27-Mar-08
28-Mar-08
Enthalpy (BTU/lbm)
500
400
300
200
100
0
Wellhead Pressure (psig)
80
60
40
20
0
Well shut-in to repair water level tube on weir.

Flow Metering 44-14_21-27 Mar 2008.xls

2008 GeothermEx, Inc.

Blue Mountain 44-14, Temperature -Pressure -Spinner Survey
27 March 2008

Spinner Count (rps) and Pressure (psia / 10)
Temperature (°F)
Depth, feet below ground level (GL)
13-3/8" shoe at 1,944 ft KB
Flash point at 2,540 feet GL
Main fluid entry at 3,462 feet GL
Original TD at 3,570 feet (GL)
Tag Depth 3,499 feet (GL)
150/50 ft/min down
50 ft/min up
100 ft/min down
100 ft/min up
150 ft/min down
150 ft/min up
200 ft/min down
Pressure (psia)
Temperature (°F)

Blue Mountain 44-14_Flowing TPS and Build-up_27 Mar 08.xls

2008, GeothermEx, Inc.

Blue Mountain 44-14, Temperature -Pressure -Spinner Survey
27 March 2008
Expanded Scale

Depth, feet below ground level (GL)

Blue Mountain 44-14_Flowing TPS and Build-up_27 Mar 08.xls

2008, GeothermEx, Inc.

Blue Mountain 44-14, Pressure Build-up
27 March 2008

Pressure (psia) at 3,450 feet (GL)
1600
1400
1200
1000
800
600
400
200
0
0
2
4
6
8
10
12
Elapsed Time (hours)

Blue Mountain 44-14_Flowing TPS and Build-up_27 Mar 08.xls

2008, GeothermEx, Inc.

GeothermEx, Inc.	5221 CENTRAL AVENUE, SUITE 201
RICHMOND, CALIFORNIA 94804-5829

TELEPHONE: (510) 527-9876
FAX: (510) 527-8164
E-MAIL: mw@geothermex.com

APPENDIX F

Blues Mountain Interference Test Data

18 December 2007 to 19 February 2008

Downhole Pressures in Blue Mountain Well 23-14
A: start 26A-14 flow test, 19 Dec 07, 11:00am
B: stop 26A-14 flow test, 20 Dec 07, 8:30pm
C: 25-14 first flow, 7 Jan 08, 3:00am - 7:00am
D: 25-14 rig test, 7 Jan 08, 12:50pm - 0:15pm
E: 25-14 rig test , 8 Jan 08 4:00pm - 6:30pm
F: 25-14 rig test, 10 Jan 08 (9pm) to 11 Jan 08 (4am)
G: resume 26A-14 flow test, 15 Jan 08, 2:40pm
H: shut in 26A-14 to repair line-pressure tap, 16 Jan 08, 8:36-9:30am
I: end 26A-14 flow test, 17 Jan 08, 10:11am
L: capillary tubing leak
P: purge capillary tubing
J: start 25-14 flow test, 27 Jan 08, 2:05pm
K: throttle 25-14, 28 Jan 08 (4:45pm) to 29 Jan 08 (9:10am)
M: end 25-14 flow test, 29 Jan 08, 4:30pm
Downhole Pressure at 1,914 ft G.L. (psia)
860
840
820
Date
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
2008, GeothermEx, Inc.

Downhole Pressures in Blue Mountain Well DB-2
Downhole Pressure at 1,665ft G.L. (psia)
590
580
570
560
550
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
P
A
B
C
D
E
F
G
H
I
J
K
M
A: start 26A-14 flow test, 19 Dec 07, 11:00am
B: stop 26A-14 flow test, 20 Dec 07, 8:30pm
C: 25-14 first flow, 7 Jan 08, 3:00am - 7:00am
D: 25-14 rig test, 7 Jan 08, 12:50pm - 8:15pm
E: 25-14 rig test , 8 Jan 08 4:00pm - 6:30pm
F: 25-14 rig test, 10 Jan 08 (9pm) to 11 Jan 08 (4am)
G: resume 26A-14 flow test, 15 Jan 08, 2:40pm
H: shut in 26A-14 to repair line-pressure tap, 16 Jan 08, 8:36-9:30am
I: end 26A-14 flow test, 17 Jan 08, 10:11am
L: capillary tubing leak
P: purge capillary tubing
J: start 25-14 flow test, 27 Jan 08, 2:05pm
K: throttle 25-14, 28 Jan 08 (4:45pm) to 29 Jan 08 (9:10am)
M: end 25-14 flow test, 29 Jan 08, 4:30pm
2008, GeothermEx, Inc.

Downhole Pressures in Blue Mountain Well 38-14
Approximate pressure trend after 26A-14 flow 19-20 Dec 07. Measured pressures in 38-14 prior to 13 Jan 08 were affected by a minor leak in capillary tube fittings, as well as by repeated occurrences of major leaks that caused sudden drop-offs. Repair on 13 Jan 08 eliminated both major and minor leaks, as verified by final purge on 13 Feb 08.
A: start 26A-14 flow test, 19 Dec 07, 11:00am
B: stop 26A-14 flow test, 20 Dec 07, 8:30pm
C: 25-14 first flow, 7 Jan 08, 3:00am - 7:00am
D: 25-14 rig test, 7 Jan 08, 12:50pm - 8:15pm
E: 25-14 rig test , 8 Jan 08 4:00pm - 6:30pm
F: 25-14 rig test, 10 Jan 08 (9pm) to 11 Jan 08 (4am)
G: resume 26A-14 flow test, 15 Jan 08, 2:40pm
H: shut in 26A-14 to repair line-pressure tap, 16 Jan 08, 8:36-9:30am
I: end 26A-14 flow test, 17 Jan 08, 10:11am
L: capillary tubing leak
P: purge capillary tubing
R: repair capillary tubing
J: start 25-14 flow test, 27 Jan 08, 2:05pm
K: throttle 25-14, 28 Jan 08 (4:45pm) to 29 Jan 08 (9:10am)
M: end 25-14 flow test, 29 Jan 08, 4:30pm
Downhole Pressure at 2,204ft G.L. (psia)
960
950
940
930
920
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.

Downhole Pressures in Blue Mountain Well DB-1
A: start 26A-14 flow test, 19 Dec 07, 11:00am
B: stop 26A-14 flow test, 20 Dec 07, 8:30pm
C: 25-14 first flow, 7 Jan 08, 3:00am - 7:00am
D: 25-14 rig test, 7 Jan 08, 12:50pm - 8:15pm
E: 25-14 rig test , 8 Jan 08 4:00pm - 6:30pm
F: 25-14 rig test, 10 Jan 08 (9pm) to 11 Jan 08 (4am)
G: resume 26A-14 flow test, 15 Jan 08, 2:40pm
H: shut in 26A-14 to repair line-pressure tap, 16 Jan 08, 8:36-9:30am
I: end 26A-14 flow test, 17 Jan 08, 10:11am
L: capillary tubing leak
P: purge capillary tubing
J: start 25-14 flow test, 27 Jan 08, 2:05pm
K: throttle 25-14, 28 Jan 08 (4:45pm) to 29 Jan 08 (9:10am)
M: end 25-14 flow test, 29 Jan 08, 4:30pm
Downhole Pressure at 1,150ft G.L. (psia)
470
460
450
440
430
A/P
B
CDE
F
GHI
J
K
M
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.

Flow Rates for Blue Mountain Interference Test Analysis

Event Label	Event	Start	End	Duration (days)	Duration (hours)	Total Flow Rate (kph)	Comments
A-B	26A-14 flow test - Part 1	19-Dec-07 11:00	20-Dec-07 20:30	1.40	33.5	640	Averaged readings over 33.5 hour flow period.
C	25-14 first rig test	07-Jan-08 3:00	07-Jan-08 7:00	0.17	4.0	800	Estimated flow rate based on readings during second rig test.
D	25-14 second rig test	07-Jan-08 12:55	07-Jan-08 20:15	0.31	7.3	797	Averaged readings over 7.3-hour flow period.
E	25-14 third rig test	08-Jan-08 16:00	08-Jan-08 18:30	0.10	2.5	790	Estimated flow rate based on readings during second rig test.
F	25-14 fourth rig test	10-Jan-08 21:00	11-Jan-08 4:00	0.29	7.0	780	Estimated flow rate based on readings during second rig test.
G-H	26A-14 flow test - Part 2a	15-Jan-08 14:40	16-Jan-08 8:36	0.75	17.9	611	Averaged readings over 17.9-hour flow period.
H	26A-14 flow test interruption	16-Jan-08 8:39	16-Jan-08 9:27	0.03	0.8	0	Shut in 26A-14 for 48 minutes to repair line-pressure tap.
H-I	26A-14 flow test - Part 2b	16-Jan-08 9:27	17-Jan-08 10:11	1.03	24.7	533	Averaged readings over 24.7-hour flow period.
J-K	25-14 flow test - full flow (initial)	27-Jan-08 14:05	28-Jan-08 16:45	1.11	26.7	775	Averaged readings over 26.7-hour full-flow period.
K	25-14 f low test - throttled flow	28-Jan-08 16:45	29-Jan-08 9:10	0.68	16.4	280	Averaged readings over 16.4-hour throttled-flow period. Actual rates declined from 387 to 189 kph (~ linear decline).
K-M	25-14 flow test - full flow (final)	29-Jan-08 9:10	29-Jan-08 16:30	0.31	7.3	771	Averaged readings over 7.3-hour full-flow period.

Main fluid entries:
26A-14	2,259 feet KB = 2,244 feet GL = +2,023 feet (msl)
25-14	2,280 feet KB = 2,250 feet GL = +2,042 feet (msl)

2008 GeothermEx, Inc.

Pressure Matching Blue Mountain Well 23-14
Downhole Pressure at 1,914 ft G.L. (psia)
860
840
820
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.

Pressure Matching Blue Mountain Well DB-2
590
580
570
560
550
Downhole Pressure at 1,665ft G.L. (psia)
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.

Pressure Matching Blue Mountain Well 38-14
Downhole Pressure at 2,204ft G.L. (psia)
950
940
930
920
910
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.

Pressure Matching Blue Mountain Well DB-1
Downhole Pressure at 1,150ft G.L. (psia)
470
460
450
440
430
12/18/07
12/25/07
1/1/08
1/8/08
1/15/08
1/22/08
1/29/08
2/5/08
2/12/08
2/19/08
Date
2008, GeothermEx, Inc.